MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 2018

The following Management’s Discussion and Analysis (“MD&A”) of IAMGOLD Corporation (“IAMGOLD” or the “Company”), dated February 20, 2019, should be read in conjunction with IAMGOLD's audited annual consolidated financial statements and related notes for December 31, 2018 thereto, which appear elsewhere in this report. All figures in this MD&A are in U.S. dollars and tabular dollar amounts are in millions, unless stated otherwise. Additional information on IAMGOLD can be found at www.sedar.com or www.sec.gov.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this MD&A, including any information as to the Company’s future financial or operating performance, and other statements that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this MD&A. For example, forward-looking statements contained in this MD&A are found under, but are not limited to being included under, the headings "Upcoming Growth Catalysts", “Outlook”, "Market Trends", “Annual Updates” and "Exploration", and include, without limitation, statements with respect to: the Company’s guidance for production, cost of sales, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, capital expenditures, operations outlook, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to, the use of the words “may”, “will”, “should”, “continue”, “expect”, "budget", "forecast", “anticipate”, “estimate”, “believe”, “intend”, “plan”, "schedule", “guidance”, “outlook”, “potential”, “seek”, “targets”, “strategy” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and, as such, undue reliance must not be placed on them. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements. Forward-looking statements are in no way guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, copper, silver or certain other commodities (such as diesel and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements may not be successful which could lead to a strike or work stoppage in the future, and any such strike or work stoppage could have a material adverse effect on the Company's earnings and financial condition; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; the ability to deliver gold as required under forward gold sale arrangements; the rights of counterparties to terminate forward gold sale arrangements in certain circumstances, the inability to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with a forward gold sale arrangement, such as the collar entered into in conjunction with the gold sold forward in January of 2019; and the risks involved in the exploration, development and mining business. Risks and unknowns inherent in IAMGOLD's operations and projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs, and the future price of gold. Exploration and development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the continued development or operation of a project.

For a comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, operating performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, operating performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company’s latest Annual Information Form (“AIF”), filed with Canadian securities regulatory authorities, at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission, at www.sec.gov/edgar.shtml. The risks described in the AIF (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and available upon request from the Company) are hereby incorporated by reference into this MD&A.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018

ABOUT IAMGOLD

IAMGOLD is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects, and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise. IAMGOLD (www.iamgold.com) is listed on the Toronto Stock Exchange (trading symbol “IMG”) and the New York Stock Exchange (trading symbol “IAG”).

IAMGOLD’s commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of the companies on the JSI index1.

2018 HIGHLIGHTS

OPERATING PERFORMANCE

•	Attributable gold production was 882,000 ounces, unchanged from the prior year. Record production of 405,000 ounces was achieved at Essakane.
•	Attributable gold sales were 872,000 ounces, up 1,000 ounces from the prior year.
•	Cost of sales[2] was $815 per ounce, up 4% from the prior year.
•	All-in sustaining costs[3] were $1,057 per ounce sold, up 5% from the prior year.
•	Total cash costs[3] were $793 per ounce produced, up 5% from the prior year.
•	Gold margin[3] was $477 per ounce, down $29 per ounce from the prior year.
•	Capital expenditures were $302.1 million, within the 2018 guidance of $305.0 million.

FINANCIAL RESULTS

•	Revenues were $1,111.0 million, up $16.1 million or 1% from the prior year.
•	Gross profit was $136.9 million, down $16.0 million or 10% from the prior year.
•

Net loss attributable to equity holders was $28.2 million, or $0.06 per share compared to net earnings of $501.6 million, or $1.08 per share in the prior year, which included reversals of impairment charges related to the Côté Gold Project and the Rosebel mine of $524.1 million.

1

Jantzi Social Index (“JSI”). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which pass a set of broadly based environmental, social and governance rating criteria.

2

Cost of sales, excluding depreciation, as disclosed in note 38 of the Company's annual consolidated financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

3

This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis. Joint Ventures include Sadiola (41%) and Yatela (40%). Yatela is in closure with nominal production.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018

•	Adjusted net earnings attributable to equity holders[1] was $29.8 million, or $0.06 per share[1] , up $0.5 million from the the prior year.
•

Net cash from operating activities was $191.1 million, down $104.2 million from the prior year, primarily due to an increase in non-cash working capital items and non-current ore stockpiles. This increase was primarily due to higher mine supplies, build up of accounts payable and accrued liabilities in the prior year, and higher stockpiling of low grade ore.

•	Net cash from operating activities before changes in working capital[1] was $288.4 million, down $5.6 million from the prior year.
•

Cash, cash equivalents, short-term investments and restricted cash totalled $758.0 million at December 31, 2018. Cash and cash equivalents were $615.1 million, short-term investments, primarily in money market funds, were $119.0 million and restricted cash was $23.9 million.

STRATEGIC DEVELOPMENTS

Reserves and Resources

•	Total attributable proven and probable gold reserves increased by 23% to 17.9 million ounces from the prior year.
•

The Company reported a 51% increase in reserves at Rosebel largely driven by the declaration of reserves at the Saramacca Project. Highlights included an increase in average annual attributable gold production of 11% to 295,000 ounces from 2020 to 2032, when Saramacca will be in or close to full production and an extension in the life of mine by five years compared with the previously disclosed mine plan.

•

The Company reported a 39% increase in reserves before depletion at Essakane based on positive results from a pre-feasibility study ("PFS") incorporating a heap leach based extraction scenario in combination with the existing Essakane operation. After announcing positive results from the PFS, the Company commenced a feasibility study during the second quarter 2018.

•

The Company announced an initial resource estimate for the Gossey satellite prospect at Essakane comprising 10.5 million tonnes of indicated resources grading 0.87 g/t Au for 291,000 ounces and 2.9 million tonnes of inferred resources grading 0.91 g/t Au for 85,000 ounces.

Development and Operations

•

The Company announced positive results from a feasibility study for the Côté Gold Project in Canada, which demonstrated significant economic and operational improvements compared with the previously filed pre-feasibility study, including an attractive extended reserves scenario. Highlights included proven and probable reserves of 7.3 million ounces, measured and indicated resources, including reserves, of approximately 10.0 million ounces, and inferred resources of 2.4 million ounces, on a 100% basis. The Extended Mine Plan would increase the after-tax net present value from the Base Case Mine Plan by an additional $110 million to $905 million, at a 5% discount rate. The after-tax internal rate of return would increase to 15.4%, with the same 4.4 year payback period. The Project would have a mine life of 18 years, with average annual production increasing to 372,000 ounces (Years 1-15: averaging 407,000 ounces annually). The life-of-mine average total cash costs would be $606 per ounce produced and all-in sustaining costs would be $703 per ounce sold.

•

On January 28, 2019, the Company announced that it had deferred a decision to proceed with the construction of the Côté Gold Project in Canada. Although the Project has been substantially de-risked from both a technical and financial perspective, the Company has decided to wait for improved and sustainable market conditions prior to making a decision to proceed with construction.

•

The Company announced positive results from a feasibility study for the Boto Gold Project in Senegal, which demonstrated significant economic and operational improvements compared with the previously filed pre-feasibility study. Highlights included an increase in reserves by 0.5 million ounces to 1.9 million ounces, on a 100% basis, a mine life of 12.8 years with average annual production of 140,000 ounces, life-of-mine average total cash costs of $714 per ounce produced and all-in sustaining costs of $753 per ounce sold. Net present value increased by 151% to $261 million at a 6% discount rate, with an after-tax internal rate of return of 23% and a 3.4 year payback period.

•	The Company received notice of approval of its Environmental and Social Impact Assessment from the Government of Senegal for the Boto Gold Project.
•

The Company received approval from the Suriname Ministry of Natural Resources to commence construction on the 18 kilometre long section of the main Saramacca haul road outside of the Rosebel Mineral Lease.

•

The Company announced the completion of the 15 megawatt-peak solar power plant at its Essakane mine in Burkina Faso, which was expected to save approximately 6 million litres of fuel per year and reduce carbon dioxide emissions by 18,500 tonnes annually. For the period ending December 31, 2018, the expected savings were on track with Essakane saving approximately 3.9 million litres of fuel and reducing carbon dioxide emissions by approximately 12,000 tonnes in the seven months of service, which commenced June 2018.

Financial

•

The Company entered into an agreement with a syndicate of lenders to amend the existing credit facility from $250 million to $500 million, with an option to increase commitments by $100 million, to provide additional financial flexibility.

•	Moody's Investors Service upgraded the Company's long-term corporate credit rating to Ba3 from B1 with a stable outlook.

_________________________
1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018

•

The Company received a $95 million final cash payment from Sumitomo Metal Mining Co., Ltd, in conjunction with the release of the NI 43-101, pursuant to the sale of a 30% interest in the Côté Gold Project in the second quarter 2017.

Subsequent to Year End

•

The Company, together with AngloGold Ashanti Limited, entered into an agreement with the Government of Mali for the sale of the joint venture partners’ combined 80% indirect interest in the Yatela mine for $1. The sale is subject to the fulfillment of certain conditions and a one-time payment of estimated rehabilitation, closure and social program costs.

•

The Company entered into a forward gold sale arrangement ("Arrangement") with a syndicate of banks to receive a cash prepayment of $170 million in December 2019 in exchange for delivering 150,000 ounces of gold in 2022 to provide additional financial flexibility as it executes its growth strategy. The cost of the Arrangement is 5.38% per annum.

•

The Company reported a 57% increase in resources at the Diakha-Siribaya Gold Project in Mali based on an updated resource estimate as at December 31, 2018, comprising 18.0 million tonnes of indicated resources grading 1.28 g/t Au for 744,000 ounces and 23.2 million tonnes of inferred resources grading 1.58 g/t Au for 1.2 million ounces.

•	The Company received notice of approval of its Environmental and Social Impact Assessment from the Government of Suriname for the Saramacca Project.
•	The carbon-in-column plant at Rosebel, designed to improve recoveries, was commissioned and fully operational.
•	The oxygen plant at Essakane, designed to improve recoveries, was commissioned and fully operational.

UPCOMING GROWTH CATALYSTS

•

Due to encouraging drill results, the feasibility study at Essakane was refocused on optimizing the performance of the carbon- in-leach ("CIL") mill. The heap leach facility is expected to be constructed at the end of the CIL operations. This is a lower capital cost strategy and is expected to provide superior economic returns.

•	At Rosebel, a scoping study is underway to evaluate the underground mining potential of Saramacca, which could result in significantly lower waste volumes, thereby reducing costs.
•	Production at Saramacca is expected to begin in the second half of 2019.
•	The application for the mining concession for the Boto Gold Project is expected to be approved by the Government of Senegal in the second half of 2019.
•	The Company is developing a revised life of mine plan for Westwood and expects to provide an update in Q4 2019.
•	The Company is continuing to advance exploration activities along the Saramacca-Brokolonko trend in Suriname to confirm the presence of mineralization and evaluate the resource potential.

2018 SUMMARY

FINANCIAL

•

Revenues for 2018 were $1,111.0 million, up $16.1 million or 1% from the prior year. The increase was primarily due to higher sales volume at Essakane ($13.1 million) and a higher realized gold price ($7.8 million), partially offset by lower sales volume at Rosebel ($2.2 million) and Westwood ($1.2 million). Revenues for the fourth quarter 2018 were $274.3 million, down $16.8 million or 6% from the same prior year period. The decrease was primarily due to lower sales volume at Westwood ($12.1 million) and Essakane ($12.1 million), and a lower realized gold price ($9.7 million), partially offset by higher sales volume at Rosebel ($17.4 million).

•

Cost of sales for 2018 was $974.1 million, up $32.1 million or 3% from the prior year. The increase was due to higher operating costs ($29.9 million) and higher royalties ($2.2 million). Operating costs were higher primarily due to higher energy costs, increased maintenance costs at Essakane and Rosebel, increased contractor costs resulting from higher mine production at Essakane, and a weaker U.S. dollar relative to the euro, partially offset by higher capitalized stripping at Essakane. Cost of sales for the fourth quarter 2018 was $250.3 million, consistent with the same prior year period. Higher operating costs ($4.2 million) and higher royalties ($0.1 million) were offset by lower depreciation expense ($4.0 million). Operating costs were higher primarily due to higher energy costs, increased preventative maintenance at Essakane and Rosebel, and increased contractor costs resulting from higher mine production at Essakane, partially offset by a stronger U.S. dollar relative to the euro and the Canadian dollar.

•

Depreciation expense for 2018 was $265.4 million, unchanged from the prior year as the impact of reserve increases at Essakane and Rosebel was offset by higher depreciation of capitalized stripping at Rosebel. Depreciation expense for the fourth quarter 2018 was $64.2 million, down $4.0 million or 6% from the same prior year period. The decrease was primarily due to an increase in reserves at Essakane and Rosebel.

•

Income tax expense for 2018 was $38.0 million, down $59.6 million from the prior year. Income tax expense for 2018 comprised current income tax expense of $45.1 million (2017 - $59.7 million) and deferred income tax recovery of $7.1 million (2017 - expense of $37.9 million). The decrease in income tax expense was primarily due to changes to deferred income tax assets and liabilities, differences in the impact of fluctuations in foreign exchange, and differences in the level of taxable income in the Company’s operating jurisdictions from one period to the next.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018

•

Net loss attributable to equity holders for 2018 was $28.2 million, or $0.06 per share compared to net earnings of $501.6 million, or $1.08 per share in the prior year. The decrease was primarily due to reversals of impairment charges related to the Côté Gold Project and the Rosebel mine in the prior year ($524.1 million), lower interest income, derivatives and other investment gains ($22.7 million), higher foreign exchange losses ($20.9 million), and lower gross profit ($16.0 million), partially offset by lower income taxes ($59.6 million). Net loss attributable to equity holders for the fourth quarter 2018 was $34.8 million, or $0.07 per share, up $17.1 million or $0.03 per share from the same prior year period. The increase was primarily due to lower gross profit ($17.1 million), higher finance costs ($3.9 million), higher exploration expenses ($2.6 million), higher foreign exchange losses ($2.6 million) and higher other expenses ($2.2 million), partially offset by lower income taxes ($12.0 million).

•

Adjusted net earnings attributable to equity holders[1] for 2018 was $29.8 million, or $0.06 per share[1] , up $0.5 million from the prior year. Adjusted net loss attributable to equity holders[1] for the fourth quarter 2018 was $16.1 million, or $0.03 per share[1] , up $2.3 million from the same prior year period.

•

Net cash from operating activities for 2018 was $191.1 million, down $104.2 million from the prior year. The decrease was primarily due to changes in movements in non-cash working capital items and non-current ore stockpiles ($98.6 million) and lower earnings after non-cash adjustments ($26.3 million), partially offset by lower income taxes paid ($11.1 million) and higher net settlement of derivatives ($9.5 million). The change in movements in non-cash working capital items and non-current ore stockpiles ($98.6 million) was primarily due to higher mine supplies ($45.5 million), build up of accounts payable and accrued liabilities in the prior year ($22.0 million), higher stockpiling of low grade ore ($17.6 million) and increased value added tax recoverable at Essakane ($9.5 million). The increase in mine supplies at Rosebel and Essakane resulted from initiatives to optimize inventory levels, increase equipment availability and lower maintenance costs, including a strategic decision to re- manufacture parts in-house as opposed to outsourcing. The benefit of these mine supplies initiatives are at the early stages of being realized. Ore stockpiles were higher as a result of planned increases in ore production at Rosebel and Essakane, and a build up of heap leach ore stockpiles at Essakane. Net cash from operating activities for the fourth quarter 2018 was $23.1 million, down $42.1 million from the same prior year period.

•

Net cash from operating activities before changes in working capital[1] for 2018 was $288.4 million, down $5.6 million from the prior year. Net cash from operating activities before changes in working capital[1] for the fourth quarter 2018 was $55.7 million, down $12.5 million from the same prior year period.

•

Cash, cash equivalents, short-term investments primarily in money market funds and restricted cash were $758.0 million at December 31, 2018, down $57.8 million from December 31, 2017. The decrease was primarily due to spending on property, plant and equipment ($257.2 million) and exploration and evaluation assets including the acquisition of Saramacca exploration and evaluation assets ($50.7 million), and interest paid ($28.4 million), partially offset by cash generated from operating activities ($191.1 million) and proceeds received from Sumitomo Metal Mining Co., Ltd, pursuant to the sale of a 30% interest in the Côté Gold Project in the second quarter 2017 ($95.0 million).

OPERATIONS

•

The DART rate[2] , representing the frequency of all types of serious injuries across all sites and functional areas for 2018 was 0.66, above the Company's target of 0.50. Zero Harm remains the Company's number one priority. The Company is implementing several initiatives, including a behaviour-based safety program, to ensure a safer work environment.

•

Attributable gold production, inclusive of joint venture operations, was 882,000 ounces for 2018, unchanged from the prior year as record production from Essakane (16,000 ounces) and the continued development at Westwood (4,000 ounces) were offset by lower production at Rosebel (15,000 ounces) and the Joint Ventures (5,000 ounces). Attributable gold production, inclusive of joint venture operations, was 231,000 ounces for the fourth quarter 2018, up 3,000 ounces from the same prior year period. The increase was primarily due to higher head grades net of lower throughput at Rosebel (6,000 ounces) and Essakane (1,000 ounces), partially offset by lower head grades at the Joint Ventures (3,000 ounces) and Westwood (1,000 ounces).

•

Attributable gold sales, inclusive of joint venture operations, were 872,000 ounces for 2018, up 1,000 ounces from the prior year. The increase was due to higher sales at Essakane (9,000 ounces), partially offset by lower sales at the Joint Ventures (5,000 ounces), Rosebel (2,000 ounces) and Westwood (1,000 ounces). Attributable gold sales, inclusive of joint venture operations, were 220,000 ounces for the fourth quarter 2018, down 10,000 ounces from the same prior year period. The decrease was due to lower sales at Westwood (10,000 ounces), Essakane (9,000 ounces) and the Joint Ventures (4,000 ounces), partially offset by higher sales at Rosebel (13,000 ounces).

•

Cost of sales[3] per ounce for the fourth quarter and year ended 2018 of $843 and $815, respectively, were up 5% and 4% from the same prior year periods. These increases were primarily due to higher energy costs and normal inflationary pressures.

•

Total cash costs[1] per ounce produced for the fourth quarter and year ended 2018 of $797 and $793, respectively, were up 6% and 5% from the same prior year periods due to the factors noted above. Included in total cash costs[1] for the fourth quarter and year ended 2018 were realized derivative gains from hedging programs of $6 and $11 per ounce produced, respectively (2017 - $7 and $3).

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
2	The DART rate refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.
3

Cost of sales, excluding depreciation, as disclosed in note 38 of the Company's annual consolidated financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018

•

All-in sustaining costs[1] per ounce sold for fourth quarter and year ended 2018 of $1,123 and $1,057, respectively, were both up 5% from the same prior year periods. These increases were primarily due to higher cost of sales[2] per ounce and higher sustaining capital expenditures. Included in all-in sustaining costs[1] for the fourth quarter and year ended 2018 were realized derivative gains from hedging programs of $6 and $12 per ounce sold, respectively (2017 - $9 and $4).

SUMMARY OF FINANCIAL AND OPERATING RESULTS

Financial Position ($ millions)	December 31, 2018	December 31, 2017
Cash and cash equivalents	$615.1	$664.1
Short-term investments	$119.0	$127.2
Restricted cash	$23.9	$24.5
Total assets	$3,961.0	$3,966.9
Long-term debt	$398.5	$391.6
Available credit facility	$499.6	$248.7

	Three months ended		Years ended
	December 31,		December 31,
Financial Results ($ millions, except where noted)	2018	2017	2018	2017
Revenues	$274.3	$291.1	$1,111.0	$1,094.9
Cost of sales	$250.3	$250.0	$974.1	$942.0
Gross profit	$24.0	$41.1	$136.9	$152.9
Net earnings (loss) attributable to equity holders of IAMGOLD	$(34.8)	$(17.7)	$(28.2)	$501.6
Net earnings (loss) attributable to equity holders ($/share)	$(0.07)	$(0.04)	$(0.06)	$1.08
Adjusted net earnings (loss) attributable to equity holders of IAMGOLD[1]	$(16.1)	$(13.8)	$29.8	$29.3
Adjusted net earnings (loss) attributable to equity holders ($/share)[1]	$(0.03)	$(0.03)	$0.06	$0.06
Net cash from operating activities	$23.1	$65.2	$191.1	$295.3
Net cash from operating activities before changes in working capital[1]	$55.7	$68.2	$288.4	$294.0
Key Operating Statistics
Gold sales – attributable (000s oz)	220	230	872	871
Gold production – attributable (000s oz)	231	228	882	882
Average realized gold price[1] ($/oz)	$1,233	$1,277	$1,270	$1,261
Cost of sales[2] ($/oz)	$843	$802	$815	$783
Total cash costs[1] ($/oz)	$797	$751	$793	$755
All-in sustaining costs[1] ($/oz)	$1,123	$1,071	$1,057	$1,003
Gold margin[1] ($/oz)	$436	$526	$477	$506

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
2	Cost of sales, excluding depreciation, as disclosed in note 38 of the Company's annual consolidated financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

______________________________
1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
2 Cost of sales, excluding depreciation, as disclosed in note 38 of the Company's annual consolidated financial statements is on an attributable ounce sold basis(excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018

RESERVES AND RESOURCES

At December 31, 2018, compared with the prior year, there was no change in the $1,200 per ounce gold price assumption for estimating mineral reserves at the Company’s owned and operated mines. There was also no change in the gold price assumption for estimating mineral resources at Essakane and Rosebel ($1,500 per ounce) or at Westwood ($1,200 per ounce).

IAMGOLD's Share	2018	2017
Gold (000s attributable oz contained)
Total proven and probable mineral reserves	17,864	14,514
Total measured and indicated mineral resources[1,2]	27,850	24,723
Total inferred resources	8,668	8,793

1	Measured and indicated gold resources are inclusive of proven and probable reserves.
2

In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserve estimations, but are deemed to have a reasonable prospect of economic extraction.

Assumptions used to determine reserves and resources are as follows:

	2018	2017
Weighted average gold price used for attributable:
Gold reserves ($/oz)	1,200[1]	1,200[2]
Gold measured and indicated resources ($/oz)	1,474[3,4]	1,471[5]
Foreign exchange rate (U.S.$ / Canadian $)	1.25	1.25

1	Mineral reserves have been estimated at December 31, 2018 using a gold price of $1,200 per ounce for Essakane, Rosebel, Westwood, Sadiola, Côté Gold Project, Boto Gold Project and Saramacca Project.
2	Mineral reserves have been estimated at December 31, 2017 using a gold price of $1,200 per ounce for Essakane, Rosebel, Westwood, Sadiola, Côté Gold Project and Boto Gold Project.
3

Mineral resources have been estimated at December 31, 2018, using a gold price of $1,500 per ounce for the Côté Gold Project, Boto Gold Project, Saramacca Project, Diakha-Siribaya Gold Project, Pitangui Project, Gossey deposit, Monster Lake Project, Essakane, and Rosebel, $1,400 per ounce for Sadiola and $1,200 per ounce using a 5.5 g/t Au cut-off over a minimum width of 2.4 metres for Westwood.

4

Eastern Borosi mineral resources are disclosed as gold equivalent ("AuEq") ounces calculated using the formula: AuEq (g/t) = Au (g/t) + Ag (g/t) / 101.8; and have been estimated at December 31, 2018 using a gold price of $1,500 per ounce and a silver price of $23 per ounce, in accordance with National Instrument 43-101. Underground resources are estimated using a 2.0 g/t Au cut-off over a minimum width of 2.4 metres and open pit resources are estimated using a 0.42 g/t Au cut-off over a minimum width of 3.0 metres.

5

Mineral resources have been estimated at December 31, 2017, using a gold price of $1,500 per ounce for the Côté Gold Project, Boto Gold Project, Saramacca Project, Diakha-Siribaya Gold Project, Pitangui Project, Essakane, and Rosebel, $1,400 per ounce for Sadiola and $1,200 per ounce using a 6.0 g/t Au cut-off over a minimum width of 2 metres for Westwood.

Total attributable proven and probable gold reserves increased by 3.4 million ounces or 23% in 2018 to 17.9 million ounces from the end of 2017. The addition of 3.4 million ounces was primarily due to the previously announced conversion of resources to reserves at the Saramacca Project, Côté Gold Project and Boto Gold Project, coupled with the previously announced reserves increase at Essakane. These increases were partially offset by depletion during the year given the Company's attributable gold production of 882,000 ounces. Significant factors that contributed to the revised reserves estimate included:

•	The declaration of initial reserves for the Saramacca Project (1.0 million attributable ounces),
•	Positive results from the pre-feasibility study incorporating heap leach processing methods in addition to the existing CIL process at Essakane (0.9 million attributable ounces),
•	Positive results from the feasibility study for the Côté Gold Project (0.9 million attributable ounces),
•	Positive results from the feasibility study for the Boto Gold Project (0.3 million attributable ounces), and
•	At Rosebel, the net addition of 0.3 million ounces was primarily the result of upgrading resources at the Koolhoven deposit.

Total attributable measured and indicated gold resources (including reserves) increased by 3.1 million ounces or 13% to 27.9 million ounces from the end of 2017. Significant factors that contributed to the revised resources estimate included:

•

At the Côté Gold Project, measured and indicated resources increased by 1.3 million ounces as the 2018 infill drilling as part of the feasibility study resulted in a conversion from inferred to measured and indicated resources,

•	At Essakane, indicated resources increased by 0.9 million ounces, due to positive results from the heap leach pre-feasibility study.
•	At the Diakha-Siribaya Gold Project, indicated resources increased by 0.5 million ounces as the 2018 delineation and valuation drilling resulted in a conversion from inferred to indicated resources,
•	At the Saramacca Project, indicated resources increased by 0.5 million ounces as the 2018 infill drilling resulted in a conversion from inferred to indicated resources,
•	At the Gossey deposit, an initial resource estimate was announced for indicated resources of 0.3 million ounces,
•

At the Boto Gold Project, indicated resources increased by 0.3 million ounces as the 2018 infill drilling resulted in a conversion from inferred to indicated resources to support the feasibility study, and

•	At Rosebel, measured and indicated resources decreased by 0.7 million ounces as a result of revised deposit models and the impact of changes in the cost models.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018

OUTLOOK

IAMGOLD Full Year Attributable Guidance[1]	2019
Essakane (000s oz)	375 - 390
Rosebel (000s oz)	315 - 330
Westwood (000s oz)	100 - 120
Total owner-operated production (000s oz)	790 - 840
Sadiola Joint Venture (000s oz)	20 - 30
Total attributable production (000s oz)	810 - 870
Cost of sales[2] ($/oz)	$790 - $840
Total cash costs[3] - owner-operator ($/oz)	$765 - $815
Total cash costs[3,4] ($/oz)	$765 - $815
All-in sustaining costs[3] - owner-operator ($/oz)	$1,030 - $1,080
All-in sustaining costs[3,4] ($/oz)	$1,030 - $1,080

1

The outlook is based on 2019 full year assumptions with an average realized gold price of $1,225 per ounce, U.S.$ / Canadian $ exchange rate of 1.30, € / U.S.$ exchange rate of 1.15 and average crude oil price of $62 per barrel.

2

Cost of sales, excluding depreciation, is on an attributable ounce sold basis (excluding the non-controlling interest of 10% at Essakane and 5% at Rosebel) and does not include the Sadiola Joint Venture which is accounted for on an equity basis.

3	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
4	Consists of Essakane, Rosebel, Westwood and the Sadiola Joint Venture on an attributable basis.

GOLD PRODUCTION, COST OF SALES, TOTAL CASH COSTS AND ALL-IN SUSTAINING COSTS

The Company expects 2019 attributable gold production to be in the range of 810,000 to 870,000 ounces. At Essakane, production is expected to be between 375,000 and 390,000 ounces, a reduction from 2018 levels due to lower availability of high grade zones, which is expected to be partially offset by higher recoveries resulting from the positive impact of the newly commissioned oxygen plant. At Rosebel, production is expected to be between 315,000 and 330,000 ounces, an increase over 2018 production resulting from higher grades, the inclusion of Saramacca ore in the mill feed in the second half of the year, and higher recoveries. At Westwood, production is expected to be between 100,000 and 120,000 ounces as mining and development activities continue to progress, while respecting safety protocols in place for mining in areas where seismicity is present. As oxide ore stockpiles at Sadiola are expected to be depleted by mid-year 2019, production is expected to decrease to between 20,000 and 30,000 ounces.

The Company expects cost of sales on an attributable ounce sold basis to be within the range of $790 to $840. The Company’s guidance on total cash costs1 and all-in sustaining costs1 for 2019 is expected to be within the range of $765 to $815 per ounce produced and $1,030 to $1,080 per ounce sold, respectively.

In 2019, the Company is expecting to commence production from the Saramacca deposit, undertake mill improvements at Essakane, and continue to de-risk the Côté Gold Project. The guidance also considers the impact of the Company’s assumptions related to oil prices and foreign exchange as outlined in the Market Trends section.

ESSAKANE

The Company expects attributable production at Essakane in 2019 to be in the range of 375,000 to 390,000 ounces. Essakane will continue to optimize production, lower unit costs and increase mine and mill efficiencies at higher proportions of hard rock through multiple optimization initiatives.

Essakane is targeting higher fleet availability through a planned maintenance initiative designed to support an increase in mining volumes coupled with lower overall maintenance costs. Essakane is pursuing a mill upgrade plan with a series of improvements designed to expand mill capacity by increasing crusher throughput and optimizing liner configurations. Supported by the commissioning of the oxygen plant, Essakane is expected to improve recoveries through enhanced gold extraction with lower cyanide consumption while also reducing the negative impacts experienced when processing graphitic ore.

These initiatives are designed to deliver on the 2019 production and cost targets, and position Essakane to realize upside potential by expanding production and pursuing additional resources at satellite deposits with the potential to add to the mine life. A feasibility study is expected to be completed in the second quarter 2019 outlining opportunities to further optimize the carbon-in-leach circuit in addition to the future potential of heap leaching at Essakane.

ROSEBEL

The Company expects attributable production at Rosebel in 2019 to be in the range of 315,000 to 330,000 ounces. Rosebel will continue to undertake strategic pit pushbacks on the Rosebel concession unlocking higher grade ore zones, while pursuing mill improvements to increase recoveries including the addition of a carbon-in-column plant at the tailings management facility and revisions to the SAG mill liner. While mill throughput in 2019 is expected to be at levels consistent with 2018, head grades are expected to improve benefiting from the commencement of ore deliveries from the Saramacca deposit in the second half of the year.

Construction will continue on the 18 kilometre haul road linking the Saramacca deposit to the Rosebel mill, with targeted completion by mid-2019. Infrastructure construction is expected to commence in the second quarter 2019. Rosebel is also conducting a scoping study to evaluate the underground mining potential for Saramacca which could result in significantly lower waste volumes, thereby reducing costs. Saprolite mining in initial years is expected to continue as planned with future potential for underground mining once hard rock is reached.

______________________________
1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018

WESTWOOD

The Company expects production at Westwood in 2019 to be in the range of 100,000 to 120,000 ounces as mining and development activities continue to progress. In maintaining safety protocols, Westwood is expecting to commission additional equipment in 2019 capable of operating remotely in areas with challenging ground conditions. Production is expected primarily from two of the six planned mining blocks, with production expected to commence midyear from block three, which is deeper in the mine.

With a strategic focus to progress development activities in the production and expansion blocks, the Company is expected to deliver its 2019 production and cost targets while providing achievable guidance for progression to full production.

DEPRECIATION EXPENSE

Depreciation expense in 2019 is expected to be in the range of $260 million to $270 million.

INCOME TAXES

The Company expects to pay cash taxes in the range of $45 million to $60 million in 2019 based on a gold price assumption of $1,225 per ounce. The Company is subject to income tax in several jurisdictions, at various tax rates. However, the consolidated effective tax rate for the Company is subject to significant fluctuations period over period due to: expenditures and revenues recognized only for financial accounting purposes or only for income tax purposes; income tax unrelated to the income or loss before taxes for the current period, such as withholding taxes, and adjustments for deferred tax purposes that are not directly related to the income or loss before taxes for the current period, such as foreign exchange rate changes. In addition, adjustments to deferred tax assets and/or liabilities may be recorded during the year.

CAPITAL EXPENDITURES OUTLOOK

	Capitalized	Other	Non-sustaining
	Stripping	Sustaining	(Development/	Total
($ millions)	(Sustaining)		Expansion)
Owner-operator
Essakane	$40	$35	$50	$125
Rosebel	30	40	75	145
Westwood	—	15	30	45
	70	90	155	315
Corporate and development projects[1]	—	—	40	40
Total[2,3] (±5%)	$70	$90	$195	$355

1	Includes estimated attributable capital expenditures for the Côté Gold Project (70%) for the first six months of 2019.
2	Includes $16 million of capitalized exploration and evaluation expenditures. Refer to the Exploration section of this MD&A.
3	Excludes capitalized borrowing costs and $10 million of principal lease payments.

Capital expenditures of $355 million ± 5% reflects an increase over 2018 as the Company will advance growth projects as outlined in the non-sustaining capital section below. Sustaining capital is expected to remain at a level similar to 2018.

Sustaining

Sustaining capital guidance of $160 million is expected to be similar to 2018. Total capitalized stripping of $70 million is expected to increase relative to 2018, with an increase at Rosebel as strategic pit pushbacks unlock higher grade ore zones within the concession, which is partially offset by a decrease in stripping volumes at Essakane.

Non-sustaining (Development/Expansion)

Non-sustaining capital guidance of $195 million reflects $75 million at Rosebel towards the development of Saramacca with first production expected in the second half of 2019, $50 million at Essakane which includes $25 million for the tailings liners, dams and tailings thickening plant as well as $15 million for a planned mill upgrade, and $30 million at Westwood primarily for expansion/ development. The Company has deferred a decision to proceed with the construction of the Côté Gold Project pending improved and sustainable market conditions. Although the Project has been substantially de-risked with the completion of the feasibility study in late 2018, the plan for the first half of 2019 is focused on further de-risking the Project, with the associated estimated capital expenditures expected to partially offset the overall construction cost of the Project. Non-sustaining capital guidance includes an estimated $34 million for the first half of 2019 to further de-risk the Project by advancing detailed engineering design, permitting, and diamond drilling on the ore body to advance geological definition. Additional non-sustaining capital guidance for the Côté Gold Project will be provided as the year progresses.

MARKET TRENDS

GLOBAL FINANCIAL MARKET CONDITIONS

The market price of gold closed at $1,279 per ounce at the end of 2018. This represented a slight depreciation of approximately 1% since the beginning of the year. During 2018, the gold price was volatile as it traded in a range between $1,160 and $1,366.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018

Continued uncertainty over global economic growth, geopolitical tensions and inflationary pressures contributed to the gold price volatility. The price of gold is the main driver of the Company’s profitability.

	Years ended
	December 31,
	2018	2017
Average market gold price ($/oz)	$1,268	$1,257
Average realized gold price[1] ($/oz)	$1,270	$1,261
Closing market gold price ($/oz)	$1,279	$1,291

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

CURRENCY AND OIL PRICE

The U.S. dollar is the Company’s functional currency. The Company's revenues are denominated in U.S. dollars as gold is priced in U.S. dollars. The Company’s main exposures are to the Canadian dollar, the euro and oil prices, which have a direct impact on the Company’s Canadian and international mining activities and operations.

The Canadian dollar depreciated approximately 8% against the U.S. dollar in 2018. High expectations of aggressive U.S. Federal Reserve interest rate hikes at the beginning of the year contributed to the depreciation of the Canadian dollar. In 2018, the U.S. Federal Reserve finished the year with four interest rate hikes compared to three interest rate hikes by the Bank of Canada. Ongoing geopolitical tensions and global trade frictions were also contributing factors for the Canadian dollar decline.

The euro depreciated approximately 5% against the U.S. dollar in 2018 amid market uncertainty over the United Kingdom’s withdrawal from the European Union in 2019.

The Company is forecasting foreign exchange cash flows of approximately C$450 million and €260 million for 2019. These exposures relate to operational and capital expenditures in Canada and West Africa, respectively. The Company’s hedging strategy is designed to mitigate the risk of exposure to exchange rate volatility of these currencies. Refer to Financial condition - Market risk section for more information.

The price of Brent declined approximately 25%, while West Texas Intermediate (WTI) declined approximately 19% in 2018. Concerns that trade tensions would slow global economic growth contributed to the sharp sell-off in oil.

The Company expects its fuel consumption for 2019 to be the equivalent of approximately 1.3 million barrels of oil for its mining operations in West Africa and South America. The Company’s hedging strategy is designed to mitigate the risk of exposure to price volatility of oil. Refer to Financial condition - Market risk section for more information.

	Years ended
	December 31,
	2018	2017
Average rates
U.S.$ / Canadian $	1.2961	1.2982
€ / U.S.$	1.1809	1.1303
Closing rates
U.S.$ / Canadian $	1.3644	1.2520
€ / U.S.$	1.1456	1.2021
Average Brent price ($/barrel)	$72	$55
Closing Brent price ($/barrel)	$54	$67
Average WTI price ($/barrel)	$65	$51
Closing WTI price ($/barrel)	$45	$60

SENSITIVITY IMPACT

The following table provides estimated sensitivities around certain inputs, excluding the impact of the Company’s hedging program which can affect the Company’s operating results, assuming expected 2019 production levels:

	Change of	Annualized impact on Cost of Sales[1] $/oz	Annualized impact on Total Cash Costs[2] $/oz	Annualized impact on All-in Sustaining Costs[2] $/oz
Gold price[3]	$100/oz	$5/oz	$5/oz	$5/oz
Oil price	$10/barrel	$13/oz	$13/oz	$15/oz
U.S.$ / Canadian $	$0.10	$12/oz	$12/oz	$17/oz
€ / U.S.$	$0.10	$11/oz	$11/oz	$16/oz

1

Cost of sales, excluding depreciation, on an attributable ounce sold basis (excluding the non-controlling interest of 10% at Essakane and 5% at Rosebel) does not include Joint Ventures which are accounted for on an equity basis.

2

This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Total cash costs and all-in sustaining costs consist of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

3	Gold price sensitivities relate to royalty cost arrangements, which are included in total cash costs and all-in sustaining costs.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018

ANNUAL UPDATES

OPERATIONS

The table below presents gold production attributable to the Company, cost of sales1 per ounce, total cash costs2 per ounce produced and all-in sustaining costs2 per ounce sold.

	Gold Production		Cost of Sales[1]		Total Cash Costs[2]		All-in Sustaining
	(000s oz)		($ per ounce)		($ per ounce		Costs [2]
					produced)		($ per ounce sold)
Three months ended December 31,	2018	2017	2018	2017	2018	2017	2018	2017
Owner-operator
Essakane (90%)	103	102	$763	$792	$723	$715	$1,114	$990
Rosebel (95%)	85	79	856	766	774	700	981	1,018
Westwood (100%)[3]	28	29	1,086	909	1,102	928	1,334	1,017
Owner-operator[4]	216	210	$843	$802	$792	$739	$1,141	$1,068
Joint Ventures	15	18			858	882	862	1,114
Total operations	231	228			$797	$751	$1,123	$1,071
Cost of sales[1] ($/oz)			$843	$802
Cash costs, excluding royalties					$746	$698
Royalties					51	53
Total cash costs[2]					$797	$751
All-in sustaining costs[2]							$1,123	$1,071

	Gold Production (000s oz)		Cost of Sales[1] ($ per ounce)		Total Cash Costs[2] ($ per ounce produced)		All-in Sustaining Costs[2] ($ per ounce sold)
Years ended December 31,	2018	2017	2018	2017	2018	2017	2018	2017
Owner-operator
Essakane (90%)	405	389	$762	$785	$718	$738	$1,002	$957
Rosebel (95%)	287	302	857	755	831	716	1,006	931
Westwood (100%)[3]	129	125	886	844	884	824	1,073	972
Owner-operator[4]	821	816	$815	$783	$783	$743	$1,068	$1,001
Joint Ventures	61	66			914	909	921	1,023
Total operations	882	882			$793	$755	$1,057	$1,003
Cost of sales[1] ($/oz)			$815	$783
Cash costs, excluding royalties					$739	$703
Royalties					54	52
Total cash costs[2]					$793	$755
All-in sustaining costs[2]							$1,057	$1,003

1

Cost of sales, excluding depreciation, as disclosed in note 38 of the Company's annual consolidated financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

2	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.
3

There was no normalization of costs of sales per ounce for Westwood for the fourth quarter and year ended 2018 (2017 - $nil and $6 per ounce, respectively). Normalization of costs ended at the onset of the second quarter 2017.

4	Owner-operator all-in sustaining costs include corporate general and administrative costs. Refer to all-in sustaining costs reconciliation on page 33.

	Attributable Gold Sales[1]				Average Realized Gold Price[2]
	(000s oz)				($/oz)
	Three months ended		Years ended		Three months ended		Years ended
	December 31,		December 31,		December 31,		December 31,
	2018	2017	2018	2017	2018	2017	2018	2017
Owner-operator	206	212	812	806	$1,233	$1,277	$1,270	$1,261
Joint Ventures	14	18	60	65	1,235	1,276	1,270	1,259
	220	230	872	871	$1,233	$1,277	$1,270	$1,261

1	Includes Essakane and Rosebel at 90% and 95%, respectively.
2	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

1

Cost of sales, excluding depreciation, as disclosed in note 38 of the Company's annual consolidated financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

2	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018

CAPITAL EXPENDITURES1

	Three months ended		Years ended
	December 31,		December 31,
($ millions)	2018	2017	2018	2017
Sustaining
Essakane[2]	$35.4	$20.9	$102.5	$68.3
Rosebel[2]	11.0	19.1	43.7	51.2
Westwood	6.6	4.0	23.5	17.5
Total gold segments	53.0	44.0	169.7	137.0
Corporate and other	0.1	1.0	1.2	1.4
Total capital expenditures	53.1	45.0	170.9	138.4
Joint Ventures[3]	—	2.0	—	4.3
	$53.1	$47.0	$170.9	$142.7
Non-sustaining (Development/Expansion)
Essakane	$23.6	$9.0	$55.7	$14.1
Rosebel	5.7	3.6	21.0	8.2
Westwood	7.9	9.5	31.6	43.6
Total gold segments	37.2	22.1	108.3	65.9
Corporate and other	0.4	0.9	3.9	0.9
Côté Gold Project	4.7	4.0	17.8	5.3
Total capital expenditures	42.3	27.0	130.0	72.1
Joint Ventures[3]	0.4	2.2	1.2	5.7
	$42.7	$29.2	$131.2	$77.8
Total
Essakane	$59.0	$29.9	$158.2	$82.4
Rosebel	16.7	22.7	64.7	59.4
Westwood	14.5	13.5	55.1	61.1
Total gold segments	90.2	66.1	278.0	202.9
Corporate and other	0.5	1.9	5.1	2.3
Côté Gold Project	4.7	4.0	17.8	5.3
Total capital expenditures	95.4	72.0	300.9	210.5
Joint Ventures[3]	0.4	4.2	1.2	10.0
	$95.8	$76.2	$302.1	$220.5
Capitalized Stripping (Included in Sustaining)
Essakane	$11.5	$10.1	$58.4	$31.0
Rosebel	1.4	3.0	6.6	15.8
Total gold segments	$12.9	$13.1	$65.0	$46.8

1	Capital expenditures include cash expenditures for property, plant and equipment, exploration and evaluation assets and finance lease payments.
2

On an attributable basis, Essakane (90%) and Rosebel (95%) sustaining capital expenditures for the fourth quarter 2018 were $31.9 million and $10.5 million, respectively (2017 - $18.8 million and $18.1 million), and for the year ended 2018 were $92.3 million and $41.5 million, respectively (2017 - $61.5 million and $48.6 million).

3	Attributable capital expenditures of Sadiola (41%).

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018

Burkina Faso – Essakane Mine (IAMGOLD interest – 90%)

Summarized Results 100% Basis, unless otherwise stated

	Three months ended		Years ended
	December 31,		December 31,
	2018	2017	2018	2017
Mine operating statistics
Ore mined (000s t)	3,927	3,490	13,866	11,811
Waste mined (000s t)	9,492	8,709	36,825	35,697
Total material mined (000s t)	13,419	12,199	50,691	47,508
Strip ratio[1]	2.4	2.5	2.7	3.0
Ore milled (000s t)	3,089	3,572	13,031	13,891
Head grade (g/t)	1.27	1.06	1.18	1.07
Recovery (%)	90	92	91	90
Gold production - (000s oz)	114	113	450	432
Attributable gold production - 90% (000s oz)	103	102	405	389
Gold sales - (000s oz)	105	113	444	433

Performance measures
Average realized gold price[2] ($/oz)	$1,232	$1,277	$1,269	$1,261
Cost of sales[3] ($/oz)	$763	$792	$762	$785
Cash costs[2] excluding royalties ($/oz)	$674	$665	$663	$686
Royalties ($/oz)	$49	$50	$55	$52
Total cash costs[2] ($/oz)	$723	$715	$718	$738
All-in sustaining costs[2] ($/oz)	$1,114	$990	$1,002	$957

1	Strip ratio is calculated as waste mined divided by ore mined.
2	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
3

Cost of sales, excluding depreciation, as disclosed in note 38 of the Company's annual consolidated financial statements is on an attributable ounce sold basis (excludes the 10% non-controlling interest).

Essakane delivered record gold production in 2018. Attributable gold production for the fourth quarter and year ended 2018 was higher by 1% and 4%, respectively, compared to the same prior year periods as ore feed was sourced from higher grade zones. The impact of higher grades was partially offset by lower throughput realized due to coarser mill feed and lower mill availability due to maintenance on the crushing and grinding circuit.

Mine production for the fourth quarter and year ended 2018 was higher compared to the same prior year periods due to increased equipment availability combined with the utilization of contractors to meet production targets. Essakane has implemented a new in-house equipment maintenance program with the goal of increasing equipment availability, increasing mining volumes and lowering maintenance costs. Essakane has also purchased additional mining equipment to further increase mine production and reduce reliance on mining contractors, thereby reducing operating costs. Ore mined for the fourth quarter and year ended 2018 was higher compared to the same prior year periods as the mine continued through ore zones and stockpiled lower grade heap leach ore.

Essakane had significant achievements during the year. A 39% increase in reserves was announced in June 2018 with the conclusion of the Heap Leach Project pre-feasibility study. In September 2018, due to encouraging drill results leading to higher proportions of carbon-in-leach ("CIL") ore, the feasibility study for the Heap Leach Project at Essakane was refocused on optimizing the performance of the CIL mill and the construction of the heap leach facility was deferred to the end of the CIL operations. This is a lower capital cost strategy as it will permit the use of the CIL crushing circuit for the heap leaching process and is expected to provide superior economic returns. Heap leach grade ore will be stockpiled in the interim. For 2019, the Company has allocated capital to a mill de-bottlenecking project to increase CIL plant throughput to 13.5 million tonnes per annum at 100% hard rock which is significantly higher than the current capacity of 12 million tonnes per annum at 100% hard rock. The original nameplate capacity of the plant was 10.8 million tonnes per annum at 100% hard rock.

Improvements to mill performance continued during the year through high-return, short-payback projects. In 2017 and 2018, Essakane allocated $5.7 million towards an oxygen plant with the objective of increasing recoveries by 0.5% through improved leach kinetics and improving the efficiency of the circuit by reducing reagent consumption. Dry commissioning of the oxygen plant commenced in the fourth quarter 2018 with the plant becoming fully operational in the first quarter 2019.

Essakane continued to leverage its large 1,100-square-kilometre, highly prospective land package adjoining the Essakane operation. In the first quarter 2018, Essakane commenced mining in the Falagountou East pit. Essakane also continued to explore and evaluate additional prospects and an initial resource estimate for the Gossey satellite deposit was announced during the fourth quarter 2018, comprising 10.5 million tonnes of indicated resources grading 0.87 g/t Au for 291,000 ounces and 2.9 million tonnes of inferred resources grading 0.91 g/t Au for 85,000 ounces. Over 70% of the delineated resources are contained within shallow, soft, saprolite and transition hosted mineralization. In 2019, regional exploration is expected to continue on prospective targets with the objective of increasing soft rock resources in close proximity to enhance mill feed.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018

Commissioning of the 15 megawatt-peak solar plant was completed in the first quarter 2018 and was expected to save approximately 6 million litres of fuel per year and reduce carbon dioxide emissions by 18,500 tonnes annually. For the period ending December 31, 2018, the expected savings were on track with Essakane saving approximately 3.9 million litres of fuel and reducing carbon dioxide emissions by approximately 12,000 tonnes in the seven months of service, which commenced June 2018. The solar power plant complements the existing 57 megawatt thermal power plant, making it the largest solar/thermal hybrid power plant in the world.

Cost of sales per ounce sold for the fourth quarter 2018 was lower by 4% compared to the same prior year period as a result of higher capitalized waste stripping. Essakane continued to face cost pressures with rising energy costs which were partially mitigated by the supply of energy from the solar plant and the Company’s hedging program. Operating costs were higher due to the utilization of contractors and higher planned maintenance. Reliance on contractors is expected to decline in future periods as Essakane will receive new mining equipment in 2019. Similarly, maintenance costs are expected to decline over time as Essakane transitions its maintenance in-house to increase equipment availability. Despite these cost pressures, cost of sales per ounce sold for 2018 was lower by 3% compared to the prior year, primarily due to higher capitalized stripping and higher sales volume. In addition, a weaker U.S. dollar relative to the euro contributed to higher costs for the year.

Total cash costs per ounce produced for the fourth quarter 2018 were higher by 1% compared to the same prior year period. As mentioned above, the Company faced cost pressures such as rising energy costs, higher contractor costs and higher maintenance costs, but benefited from higher gold production and higher capitalized waste stripping. Total cash costs per ounce produced for 2018 were lower by 3% compared to the prior year primarily due to higher capitalized waste stripping and higher production volume. These benefits were partially offset by the increasing cost pressures noted above along with a weaker U.S. dollar relative to the euro. Included in total cash costs for the fourth quarter and year ended 2018 was the impact of realized derivative gains from hedging programs of $9 and $17 per ounce produced, respectively (2017 - $12 and $5).

All-in sustaining costs per ounce sold for the fourth quarter and year ended 2018 were higher by 13% and 5%, respectively, compared to the same prior year periods, primarily due to higher sustaining capital expenditures, partially offset by lower cost of sales per ounce. Included in total cash costs and all-in sustaining costs for the fourth quarter and year ended 2018 was the impact of realized derivative gains from hedging programs of $10 and $19 per ounce sold, respectively (2017 - $14 and $6).

Sustaining capital expenditures for the fourth quarter 2018 of $35.4 million included mobile equipment of $18.0 million, capitalized stripping of $11.5 million, capital spares of $3.6 million, resource development of $0.7 million, power generator overhaul of $0.5 million, and various other sustaining capital expenditures of $1.1 million. Non-sustaining capital expenditures of $23.6 million included mobile equipment of $11.7 million, tailings liners and dams of $8.2 million, oxygen plant of $2.2 million, as well as refocused heap leach and CIL optimization study of $1.5 million.

Sustaining capital expenditures for 2018 of $102.5 million included capitalized stripping of $58.4 million, mobile equipment of $22.1 million, capital spares of $10.0 million, resource development of $4.6 million, power generator overhaul of $2.4 million and various other sustaining capital expenditures of $5.0 million. Non sustaining capital expenditures for 2018 of $55.7 million included tailings liners and dams of $32.1 million, mobile equipment of $12.2 million, refocused heap leach and CIL optimization study of $5.3 million, oxygen plant costs of $4.5 million, and other non-sustaining capital expenditures of $1.6 million.

Outlook

Essakane's attributable production in 2019 is expected to be between 375,000 and 390,000 ounces. Capital expenditures are expected to be approximately $125 million, comprising $75 million of sustaining capital expenditures and $50 million of non-sustaining capital expenditures. Sustaining capital of $75 million includes capitalized stripping ($40 million), mobile equipment ($10 million), capital spares ($10 million), generator overhaul ($5 million), resource development ($4 million), and other sustaining capital expenditures ($6 million). Non-sustaining capital of $50 million includes tailings liners, dams and tailings thickening plant ($25 million), mill upgrades ($15 million), and mobile equipment ($10 million).

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018

Suriname – Rosebel Mine (IAMGOLD interest – 95%)

Summarized Results 100% Basis, unless otherwise stated

	Three months ended		Years ended
	December 31,		December 31,
	2018	2017	2018	2017
Mine operating statistics
Ore mined (000s t)	4,497	3,783	16,098	15,028
Waste mined (000s t)	12,136	11,633	48,076	47,802
Total material mined (000s t)	16,633	15,416	64,174	62,830
Strip ratio[1]	2.7	3.1	3.0	3.2
Ore milled (000s t)	3,037	3,249	12,209	12,832
Head grade (g/t)	0.95	0.87	0.82	0.83
Recovery (%)	96	92	94	93
Gold production - (000s oz)	89	83	302	318
Attributable gold production - 95% (000s oz)	85	79	287	302
Gold sales - (000s oz)	91	78	304	306

Performance measures
Average realized gold price[2] ($/oz)	$1,234	$1,277	$1,268	$1,260
Cost of sales[3] ($/oz)	$856	$766	$857	$755
Cash costs[2] excluding royalties ($/oz)	$707	$631	$760	$647
Royalties ($/oz)	$67	$69	$71	$69
Total cash costs[2] ($/oz)	$774	$700	$831	$716
All-in sustaining costs[2] ($/oz)	$981	$1,018	$1,006	$931

1	Strip ratio is calculated as waste mined divided by ore mined.
2	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
3

Cost of sales, excluding depreciation, as disclosed in note 38 of the Company's annual consolidated financial statements is on an attributable ounce sold basis (excludes the 5% non-controlling interest).

Attributable gold production for the fourth quarter 2018 was 8% higher compared to the same prior year period primarily due to higher head grades and recoveries, partially offset by lower throughput. Grades for the quarter increased compared to earlier in the year as the mine sequenced into higher grade zones as part of the mine plan. Throughput was lower as the ore feed increased to 85% hard and transition rock compared to 64% in the prior year period. Throughput was also marginally impacted by a two day unlawful work stoppage. Attributable gold production for 2018 was 5% lower compared to the same prior year period primarily due to lower throughput due to higher planned maintenance.

Rosebel had significant achievements during the year. A reserve increase of 51% was announced in September 2018 including an initial reserve at Saramacca. The 2018 year-end attributable proven and probable reserves were 4.6 million ounces, including 1.0 million ounces at Saramacca. Rosebel also continued to consolidate a new gold district with the acquisition of exploration rights at Brokolonko and Sarafina.

Development work on Saramacca continued at an accelerated pace targeting the commencement of production in the second half of 2019. Construction approval was received from the Suriname Ministry of Natural Resources for the 18 kilometre haul road from Rosebel to Saramacca in December 2018 and construction of a 5 kilometre long section on the Rosebel mineral lease commenced during the quarter, connecting into the existing haulage network. In addition, firm orders for the hauling fleet were placed during the year with deliveries expected to commence in the second quarter 2019. The Environmental and Social Impact Assessment (“ESIA”) was approved on January 17, 2019. Infrastructure construction is expected to commence in the second quarter 2019. Rosebel is also conducting a study to evaluate the underground mining potential of Saramacca which could substantially reduce waste stripping, thereby reducing costs. Saprolite mining in the initial years is expected to continue as planned with future potential for underground mining once hard rock is reached.

Rosebel invested $1 million in a high-return, quick-payback carbon-in-column (“CIC”) plant projected to increase recoveries. The construction of the plant was completed in the fourth quarter 2018, commissioning commenced and the plant became fully operational subsequent to year end. The plant has been installed between the two existing ponds at the Rosebel tailings management facility and will be used to passively treat tailings decant water to recover residual gold that is present in the solution. The plant is expected to recover a minimum of 5,000 ounces annually at a marginal operating cost of approximately $35 per ounce to cover additional power and elution costs.

In 2019, Rosebel is conducting a study on enhancing the mill design by running an open circuit SAG mill combined with a secondary pebble crusher to enhance hard rock throughput and increase gold production.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018

Cost of sales per ounce sold for the fourth quarter and year ended 2018 were higher by 12% and 14%, respectively, compared to the same prior year periods. Rosebel faced rising energy costs and increased preventative maintenance costs combined with local labour cost increases following the finalization of the Collective Labour Agreement in the third quarter 2018. In addition, Rosebel had lower capitalized waste stripping. The fourth quarter 2018 benefited from higher sales volume.

Total cash costs per ounce produced for the fourth quarter and year ended 2018 were higher by 11% and 16%, respectively, compared to the same prior year periods due to the cost pressures noted above. Included in total cash costs for the fourth quarter and year ended 2018 was the impact of realized derivative gains from hedging programs of $4 and $8 per ounce produced, respectively (2017 - $nil and $nil).

All-in sustaining costs per ounce sold for the fourth quarter 2018 were 4% lower compared to the same prior year period, primarily due to lower sustaining capital expenditures, partially offset by higher cost of sales per ounce. All-in sustaining costs per ounce sold for 2018 were 8% higher compared to the prior year, primarily due to higher cost of sales per ounce, partially offset by lower sustaining capital expenditures. Included in all-in sustaining costs for the fourth quarter and year ended 2018 was the impact of realized derivative gains from hedging programs of $4 and $8 per ounce sold, respectively (2017 - $nil and $nil).

Sustaining capital expenditures for the fourth quarter 2018 of $11.0 million included mill equipment of $3.1 million, capital spares of $2.2 million, mobile equipment of $1.5 million, capital stripping of $1.4 million, pit infrastructure of $1.1 million, tailings management of $0.5 million, and various other sustaining capital expenditures of $1.2 million. Non-sustaining capital expenditures for the fourth quarter of $5.7 million related to the Saramacca Project.

Sustaining capital expenditures for 2018 of $43.7 million included capital spares of $12.8 million, capitalized stripping of $6.6 million, mobile equipment of $6.0 million, mill equipment of $5.2 million, pit infrastructure of $4.2 million, tailings management of $2.9 million, and various other sustaining capital expenditures of $6.0 million. Non-sustaining capital expenditures for 2018 of $21.0 million related to the Saramacca Project.

Outlook

Rosebel's attributable production in 2019 is expected to be between 315,000 and 330,000 ounces. Capital expenditures are expected to be approximately $145 million, comprising $70 million of sustaining and $75 million of non-sustaining capital. Sustaining capital of $70 million includes capitalized stripping ($30 million), capital spares ($14 million), mill upgrades ($8 million), pit infrastructure and dewatering ($5 million), tailings management ($3 million), mobile equipment ($3 million), resource development ($2 million), and other sustaining capital expenditures ($5 million). Non-sustaining capital of $75 million is for development work at Saramacca.

Canada – Westwood Mine (IAMGOLD interest – 100%)

Summarized Results

	Three months ended		Years ended
	December 31,		December 31,
	2018	2017	2018	2017
Mine operating statistics
Ore mined (000s t)	133	110	576	518
Ore milled (000s t)	136	139	693	624
Head grade (g/t)	6.78	6.96	6.11	6.61
Recovery (%)	95	95	94	94
Gold production - (000s oz)	28	29	129	125
Gold sales - (000s oz)	26	36	124	125

Performance measures
Average realized gold price[1] ($/oz)	$1,232	$1,276	$1,274	$1,262
Cost of sales[2,3] ($/oz)	$1,086	$909	$886	$844
Total cash costs[1] ($/oz)	$1,102	$928	$884	$824
All-in sustaining costs[1] ($/oz)	$1,334	$1,017	$1,073	$972

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
2

There was no normalization of costs of sales per ounce for Westwood for the fourth quarter and year ended 2018 (2017 - $nil and $6 per ounce, respectively). Normalization of costs ended at the onset of the second quarter 2017.

3	Cost of sales, excluding depreciation, as disclosed in note 38 of the Company's annual consolidated financial statements is on an ounce sold basis.

Gold production for the fourth quarter 2018 was 3% lower than the same prior year period primarily due to lower head grades. Gold production for 2018 was 3% higher than the prior year primarily due to higher throughput, partially offset by lower head grades. The lower grades reflected mining activity that sequenced through lower grade stopes as part of the mine plan. Head grade, excluding marginal ore, for the fourth quarter and year ended 2018 was 6.78 g/t Au and 7.16 g/t Au, respectively (2017 - 8.01 g/t Au and 7.80 g/t Au). The mine continues its strategy of utilizing excess mill capacity by custom milling ore batches from neighbouring mine sites.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018

Underground development for the year ended 2018 was 10,600 metres, averaging 29 metres per day and comprised 10,100 metres of lateral development and 500 metres of vertical development. Underground development continued in the fourth quarter 2018 to open up access to new mining areas with lateral development of approximately 2,500 metres, averaging 27 metres per day. During the quarter, development continued to focus on the ramp breakthrough on level 132, while respecting safety protocols in place for mining in areas where seismicity is present. In line with this protocol, three units of bolting equipment, which are designed to manage seismic exposure were received during the quarter. Infrastructure development continued in future development blocks at lower levels.

Cost of sales per ounce sold and total cash costs per ounce produced for the fourth quarter 2018 were both higher by 19% compared to the same prior year period, primarily due to lower sales and production volumes, higher mine production and labour cost increases following the finalization of the Collective Labour Agreement in the third quarter 2018, partially offset by a stronger U.S. dollar relative to the Canadian dollar.

Cost of sales per ounce sold and total cash costs per ounce produced for 2018 were higher compared to the prior year by 5% and 7%, respectively, primarily due to higher mine production and labour cost increases following the finalization of the Collective Labour Agreement in the third quarter 2018. Included in total cash costs for the fourth quarter and year ended 2018 was the impact of realized derivative gains from currency hedging programs of $nil and $4 per ounce produced, respectively (2017 - $12 and $7).

All-in sustaining costs per ounce sold for the fourth quarter and year ended 2018 were higher compared to the same prior year periods by 31% and 10%, respectively, primarily due to higher cost of sales per ounce and higher sustaining capital expenditures. Included in all-in sustaining costs for the fourth quarter and year ended 2018 was the impact of realized derivative gains and losses from currency hedging programs of $1 loss and $5 gain per ounce sold, respectively (2017 - $17 gain and $12 gain).

Sustaining capital expenditures for the fourth quarter 2018 of $6.6 million included deferred development of $3.2 million, underground equipment of $1.5 million, underground construction of $0.6, and various other sustaining capital expenditures of $1.3 million. Non-sustaining capital expenditures for the fourth quarter of $7.9 million included deferred development of $4.5 million, underground construction of $1.6 million, development drilling of $1.1 million and other non-sustaining capital expenditures of $0.7 million.

Sustaining capital expenditures for 2018 of $23.5 million included deferred development of $15.3 million, underground construction of $2.9 million, underground fixed equipment of $2.4 million, mobile equipment $1.0 million and other sustaining capital expenditures of $1.9 million. Non-sustaining capital expenditures for 2018 of $31.6 million included deferred development of $18.8 million, underground construction of $6.4 million, development drilling of $4.4 million and other non-sustaining capital expenditures of $2.0 million.

Outlook

Westwood’s production in 2019 is expected to be between 100,000 and 120,000 ounces as mining and development activities continue to progress to full production. Capital expenditures are expected to be approximately $45 million, comprising $15 million in sustaining and $30 million in non-sustaining capital, primarily for expansion/development.

Mali – Sadiola Mine (IAMGOLD interest – 41%)

Summarized Results 41% Basis

	Three months ended		Years ended
	December 31,		December 31,
	2018	2017	2018	2017
Mine operating statistics
Total material mined (000s t)	—	1,175	1,134	5,394
Ore milled (000s t)	577	529	2,125	2,062
Head grade (g/t)	0.83	1.10	0.89	0.98
Recovery (%)	93	94	94	94
Attributable gold production - (000s oz)	14	18	59	63
Attributable gold sales - (000s oz)	13	17	58	62

Performance measures
Average realized gold price[1] ($/oz)	$1,235	$1,276	$1,270	$1,260
Total cash costs[1] ($/oz)	$866	$880	$925	$903
All-in sustaining costs[1] ($/oz)	$871	$1,118	$930	$1,014

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

Attributable gold production for the fourth quarter and year ended 2018 was lower by 22% and 6%, respectively, compared to the same prior year periods primarily due to lower head grades as a result of greater drawdowns of marginal ore stockpiles. Total cash costs per ounce produced for the fourth quarter 2018 were lower compared to the same prior year period as a result of lower mining costs and greater utilization of marginal stockpiles due to the cessation of mining activity in the second quarter 2018.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018

Total cash costs per ounce produced for the year ended 2018 were higher compared to the prior year as a result of lower gold production. All-in sustaining costs per ounce sold for the fourth quarter and year ended 2018 were lower compared to the same prior year periods as a result of lower sustaining capital expenditures.

Mining activity ceased during the second quarter 2018, while processing of ore stockpiles continued during the second through fourth quarters.

An agreement with the Government of Mali, on terms for investment in the Sadiola Sulphide Project, must be reached in order to prevent the operation from entering a phase of suspended exploitation (care and maintenance), once processing of the oxide ore stockpiles is complete. Processing of the oxide ore stockpiles is expected to be completed by mid-year 2019. While this agreement has not yet been reached, the Company and AngloGold Ashanti, who collectively own an 82% interest in Sadiola, have initiated a process to identify third parties that may be interested in acquiring their collective interest in Sadiola. The process is at a preliminary stage and there is no certainty of its outcome.

Mali - Yatela Mine (IAMGOLD interest - 40%)

The Yatela mine had limited production and sales for the fourth quarter 2018, consistent with the same prior year period. The mine produced and sold 2,000 ounces during 2018 compared to 3,000 ounces in 2017. A limited quantity of production continues from rinsing of the leach pads.

On February 14, 2019, Sadiola Exploration Limited (“SADEX”), a subsidiary jointly held by the Company and AngloGold Ashanti Limited, entered into a share purchase agreement with the Government of Mali, whereby SADEX agreed to sell to the Government of Mali its 80% participation in Société d’Exploitation des Mines d’Or de Yatela (“Yatela”), for a consideration of $1. The transaction remains subject to the fulfillment of a number of conditions precedent, among which the adoption of two laws, confirming the change of status of Yatela to a State Entity, and also the creation of a dedicated state agency, notably in charge of mine rehabilitation and closure. As part of the transaction, and upon its completion, SADEX will make a one-time payment to the said state agency, in an amount corresponding to the estimated costs of completing the rehabilitation and closure of the Yatela mine, and also financing certain outstanding social programs. Upon completion and this payment being made, SADEX and its affiliated companies will be released of all obligations relating to the Yatela mine including those relating to rehabilitation, mine closure and the financing of social programs.

EXPLORATION

The Company was active at brownfield and greenfield exploration projects in nine countries located in West Africa and the Americas. In 2018, expenditures for exploration and project studies totaled $80.5 million compared to $68.0 million in the prior year, of which $39.2 million was expensed and $41.3 million was capitalized. The Company's accounting policy is to expense exploration costs and capitalize costs of evaluating the technical feasibility and commercial viability of extracting a mineral resource, including those on or adjacent to existing mine sites. The increase in total exploration and project expenditures reflected a sustained level of exploration funding and the continued advancement of key project studies. Drilling activities on active projects and mine sites totaled approximately 343,000 metres for the year, slightly over the 2018 program guidance.

	Three months ended		Years ended
	December 31,		December 31,
($ millions)	2018	2017	2018	2017
Exploration projects - greenfield[1]	$7.3	$7.0	$31.0	$25.4
Exploration projects - brownfield[2]	7.2	9.5	25.8	31.1
	14.5	16.5	56.8	56.5
Feasibility and other studies	7.2	5.3	23.7	11.5
	$21.7	$21.8	$80.5	$68.0

1

Exploration projects - greenfield included expenditures related to the acquisition of a 51% interest in the Nelligan Project from Vanstar Mining Resources Inc. for C$2.2 million ($1.7 million) in the first quarter 2018.

2

Exploration projects - brownfield for 2018 and 2017 excluded expenditures related to Joint Ventures of $0.2 and $1.4 million, respectively, and included near-mine exploration and resource development of $12.6 million and $10.6 million, respectively.

OUTLOOK

In 2019, planned exploration program spending (excluding project studies) will total $60 million, comprising brownfield and greenfield exploration programs. Brownfield programs will continue to focus on expanding resources along the Saramacca-Brokolonko trend near Rosebel, and at current operations at Essakane. Drilling will also continue to target resource conversion at Westwood. Greenfield programs continue to focus on resource expansions and evaluation of priority targets at various exploration and development projects including: Boto Gold Project in Senegal, Diakha-Siribaya Gold Project in Mali, Pitangui Project in Brazil, Côté Gold Project in Ontario, the Nelligan and Monster Lake Projects in Quebec, and the newly acquired Rouyn-Yorbeau Project near Westwood also in Quebec.

The 2019 resource development and exploration program includes approximately 250,000 to 275,000 metres of diamond and reverse circulation (“RC”) drilling.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018

($ millions)	Capitalized[1]	Expensed	Total
Exploration projects - greenfield	$—	$34	$34
Exploration projects - brownfield[2]	16	10	26
	$16	$44	$60

1	The 2019 planned spending for capitalized expenditures of $16 million is included in the Company's capital spending guidance of $355 million +/- 5%.
2	Exploration projects - brownfield include planned near-mine exploration and resource development of $13 million.

DEVELOPMENT PROJECTS

Côté Gold Project, Canada

The Côté Gold Project is a 70:30 joint venture between the operator IAMGOLD and Sumitomo Metal Mining Co., Ltd. ("SMM").

As at December 31, 2018, the Côté Gold Project hosted (all figures quoted on a 100% basis) estimated mineral reserves comprising proven and probable reserves of 233.0 million tonnes grading 0.97 g/t Au for 7.3 million ounces. Measured and indicated resources (inclusive of reserves) were estimated at 355.4 million tonnes grading 0.87 g/t Au for 10.0 million ounces. Inferred resources were estimated at 112.8 million tonnes grading 0.67 g/t Au for 2.4 million ounces (see news releases dated November 1, 2018 and February 19, 2019).

Completed Feasibility Study

During the fourth quarter 2018, the Company announced the results of a feasibility study ("FS") completed jointly by the Company and Wood PLC (formerly Amec Foster Wheeler), with inputs from technical studies completed by other specialist consultants (see news release dated November 1, 2018). The FS represented a comprehensive study of the technical and economic viability of the selected development option that demonstrates the extraction of the defined mineral reserves to be economically mineable, and will allow IAMGOLD and SMM to make a decision on the development of the Project. A supporting technical report was filed on SEDAR on November 26, 2018. The public release of the FS triggered a final cash payment to the Company of $95 million from SMM pursuant to the sale of a 30% interest in the Côté Gold Project to SMM in the second quarter 2017.

The FS refined the development concept outlined in the pre-feasibility study (“PFS”) announced in June 2017, and demonstrated significant operational and economic improvements. The FS presented both a Base Case Mine Plan, supported by 88% of the total mineral reserves, which is aligned with the current permitting process, and an Extended Mine Plan supported by the total estimated mineral reserves. The Base Case Mine Plan demonstrated that the Project would generate an after-tax internal rate of return of 15.2%, at a $1,250 per ounce gold price. The after-tax net present value is $795 million, at a 5% discount rate, with a 4.4 year payback period. The Project would have a mine life of 16 years, with average annual production of 367,000 ounces. The FS also indicates robust initial production averaging 428,000 ounces annually in Years 1 to 12. Life-of-mine ("LOM") average total cash costs would be $594 per ounce produced and all-in sustaining costs $694 per ounce sold.

The Extended Mine Plan would increase the after-tax net present value by an additional $110 million to $905 million, at a 5% discount rate. The after-tax internal rate of return would increase to 15.4%, with the same 4.4 year payback period. The Project would have a mine life of 18 years, with average annual production increasing to 372,000 ounces (Years 1-15: averaging 407,000 ounces annually). The LOM average total cash costs would be $606 per ounce produced and all-in sustaining costs would be $703 per ounce sold.

In 2019, the Company plans to further de-risk the Project by advancing detailed engineering design, permitting and definition diamond drilling.

Although initial capital expenditures under the Base Case Mine Plan and Extended Mine Plan would remain the same, additional permits may be required to raise the height of the mine rock area and tailings management facility under the Extended Mine Plan.

In the fourth quarter 2018, the Company received notification of receipt and acceptance of the Côté Gold Project Closure Plan as submitted to the Ministry of Energy, Northern Development and Mines of Ontario. The notification allows for the commencement of construction activities at site.

Subsequent to year end, the Company announced that it had deferred a decision to proceed with the construction of the Côté Gold Project in Canada. Although the Project has been substantially de-risked from both a technical and financial perspective, the Company has decided to wait for improved and sustainable market conditions prior to making a decision to proceed with construction.

Regional Exploration

Regional exploration activities continued within the 516-square-kilometre property surrounding the Côté Gold deposit, with over 5,500 metres of diamond drilling completed in 2018. In 2019, exploration will continue with the purpose of developing and evaluating exploration targets that could further maximize the long-term value of the Côté Gold Project.

Transfer from Exploration and evaluation assets to Property, plant and equipment - Construction in progress

Upon receipt of the accepted Côté Gold Project Closure Plan and completion of the FS during the fourth quarter 2018, the Côté Gold Project was determined to have achieved technical feasibility and commercial viability. Costs capitalized to the Côté Gold Project were transferred from Exploration and evaluation assets to Property, plant and equipment - Construction in progress.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018

Boto, Senegal

As at December 31, 2018, the Boto Gold Project hosted estimated mineral reserves comprising probable reserves totaling 35.1 million tonnes grading 1.71 g/t Au for 1.9 million ounces, on a 100% basis. In addition, indicated resources, inclusive of reserves, were estimated at 48.0 million tonnes grading 1.61 g/t Au for 2.5 million ounces and inferred resources at 2.5 million tonnes grading 1.80 g/t Au for 144,000 ounces, on a 100% basis (see news releases dated October 22, 2018 and February 19, 2019).

During the fourth quarter 2018, the Company announced positive results from a feasibility study (“FS”) completed jointly by the Company and Lycopodium Minerals Canada Ltd., with inputs from technical studies by other consultants. The FS outlined an economically robust project that at a $1,250 per ounce gold price would generate an estimated 23% after-tax internal rate of return. The Project would have a mine life of 12.8 years with average annual production of 140,000 ounces of gold at average total cash costs of $714 per ounce produced and all-in sustaining costs of $753 per ounce sold (see news release dated October 22, 2018). A supporting NI 43-101 Technical Report was filed on SEDAR on October 23, 2018.

During the fourth quarter 2018, the Company also received notice of approval of its Environmental and Social Impact Assessment (“ESIA”) from the Government of Senegal. The ESIA approval, along with the completion of the FS, allowed the Company to submit an application for a mining concession which is now under review by the Government of Senegal and for which approval is expected in the second half of 2019.

In 2019, the Company will continue to optimize the design elements of the Boto Gold Project development, continue stakeholder engagement, complete condemnation drilling of proposed mine site infrastructure and advance a regional exploration program on adjacent concessions.

BROWNFIELD EXPLORATION PROJECTS

The Company's mine and regional exploration teams continued to conduct systematic brownfield exploration and resource development work during 2018 at the Essakane, Rosebel and Westwood operations.

Essakane, Burkina Faso

As at December 31, 2018, the Company reported total estimated attributable proven and probable reserves at Essakane, including heap leach reserves of 133.9 million tonnes grading 0.89 g/t Au for 3.9 million ounces. Total attributable resources comprised measured and indicated resources (inclusive of reserves) of 155.7 million tonnes grading 1.0 g/t Au for 4.8 million ounces with attributable inferred resources totaling 12.4 million tonnes grading 1.1 g/t Au for 423,000 ounces (see news release dated February 19, 2019).

The Company commenced a feasibility study (“FS”) during the second quarter 2018 after announcing positive results from a previously disclosed pre-feasibility study (“PFS”), incorporating a heap leach based extraction scenario in combination with the existing Essakane operation (see news release dated June 5, 2018). The PFS outlined a potentially economically viable project that, at a $1,275 per ounce gold price, would extend the life of the Essakane mine by three years to 2026, and increase the average annual production to 480,000 ounces during the heap leach phase of operations, at a projected all-in sustaining cost of $946 per ounce. A supporting NI 43-101 Technical Report was filed on SEDAR on July 19, 2018.

Due to encouraging infill drilling results leading to the delineation of higher proportions of higher grade carbon-in-leach (“CIL”) ore, the feasibility study was refocused on optimizing the performance of the CIL mill. The construction of the heap leach facility has been deferred to the end of the CIL operations. This is a lower capital cost strategy as it will permit the use of the CIL crushing circuit for the heap leaching process and is expected to provide superior economic returns.

During 2018, approximately 55,900 metres of reverse circulation and diamond drilling were completed on the mine lease and surrounding exploration concessions. Drilling focused on infill and resource conversion at the Essakane Main Zone to support the ongoing FS, infill drilling at the Falagountou West deposit to improve the resource models and continue the appraisal of an in-pit waste dump strategy inside the Falagountou West Pit, and delineation drilling at the Gossey satellite deposit, located approximately 15 kilometres northwest of the Essakane operation.

During the fourth quarter 2018, the Company announced an initial mineral resource estimate for the Gossey satellite deposit, comprising 10.5 million tonnes of indicated resources grading 0.87 g/t Au for 291,000 ounces and 2.9 million tonnes of inferred resources grading 0.91 g/t Au for 85,000 ounces (see news release dated December 12, 2018). Over 70% of the delineated resources are contained within shallow, soft, saprolite and transition-hosted mineralization. A supporting NI 43-101 Technical Report was filed on SEDAR on January 21, 2019.

In 2019, approximately 24,000 metres of diamond and reverse circulation drilling is planned to support the ongoing FS, target resource expansions and continue to explore high priority exploration targets on the mine lease and surrounding concessions.

Rosebel, Suriname

As at December 31, 2018, the Company reported total estimated attributable proven and probable reserves at Rosebel, including the Saramacca deposit, of 141.5 million tonnes grading 1.0 g/t Au for 4.6 million ounces. Total attributable measured and indicated resources (inclusive of reserves) increased to 296.4 million tonnes grading 0.9 g/t Au for 9.1 million ounces and attributable inferred resources totaled 69.4 million tonnes grading 0.9 g/t Au for 1.9 million ounces (see news release dated February 19, 2019).

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018

The near-mine and regional exploration programs continue to focus on evaluating potential resource expansions and exploration targets in the vicinity of existing operations. During 2018, approximately 56,000 metres of reverse circulation and diamond drilling were completed, including approximately 42,500 metres on the Saramacca property, and approximately 13,500 metres on the adjacent Brokolonko and Sarafina properties.

In 2018, the Company announced the declaration of mineral reserves at the Saramacca Project, allowing for incorporation into the Rosebel life-of-mine plan (see news release dated September 23, 2018). A supporting NI 43-101 Technical Report was filed on SEDAR on November 5, 2018.

Technical studies for the Saramacca Project continue and are at various levels of advancement, ranging from pre-feasibility to detailed engineering, and construction has been initiated for various elements of the Project. Firm orders have been placed for the acquisition of the long-haul and mining fleets, and construction of the haul road on the current Rosebel concession commenced in November 2018. On-going studies including pit slope dewatering, slope design improvements and metallurgical testing to further optimize recoveries are continuing.

During the fourth quarter 2018, construction approval was received from the Suriname Ministry of Natural Resources for the 18 kilometre haul road from Rosebel to Saramacca and construction of a 5 kilometre long section on the Rosebel mineral lease commenced, connecting into the existing haulage network. The commencement of the road construction allows the Saramacca Project to remain on schedule to deliver ore to the Rosebel mill by the second half of 2019.

During the fourth quarter 2018, the Company also announced the results from exploration drilling conducted along the Saramacca - Brokolonko trend (see news release dated November 8, 2018). Mineralization representing a potential new zone has been intersected by wide spaced drilling approximately 400 metres northwest along strike of the Saramacca deposit extending for at least 1,200 metres of strike length to the northwest onto the adjacent Sarafina - Moeroekreek concession. Highlights include: 7.5 metres grading 4.58 g/t Au and 10.5 metres grading 1.73 g/t Au. On the Brokolonko concession, drilling has confirmed the presence of bedrock-hosted mineralization that is associated with an aerially extensive, historic auger geochemical anomaly and the site of widespread artisanal small-scale mining.

In 2019, approximately 45,000 metres of diamond and reverse circulation drilling are planned to expand resources and test priority exploration targets on the Rosebel concession and along the Saramacca - Brokolonko trend.

Transfer from Exploration and evaluation assets to Property, plant and equipment - Construction in Progress

During the fourth quarter 2018, approval to commence construction of the haul road, a significant component of the Saramacca Project’s Environmental and Social Impact Assessment (“ESIA”), was obtained. With the declaration of reserves at the Saramacca Project and the approval to commence construction of the haul road, the Project was determined to have achieved technical feasibility and commercial viability. Costs capitalized to the Saramacca Project were transferred from Exploration and evaluation assets to Property, plant and equipment - Construction in progress.

Westwood, Canada

During the fourth quarter 2018, underground excavation totaled 2,501 metres of lateral and vertical development for a total of 10,608 metres for the year. In addition, approximately 20,000 metres of resource development diamond drilling and 1,700 metres for service holes were completed during the quarter for a total of approximately 109,000 metres for the year. Development activities continued to progress to full production, including the diamond drilling program which continued to focus on infill drilling of known zones to upgrade existing inferred mineral resources and advance resource definition in areas to be mined. A substantial diamond drilling program of over 65,000 metres of definition drilling is planned for 2019.

GREENFIELD EXPLORATION PROJECTS

In addition to the near-mine and brownfield exploration programs described above, the Company conducted active exploration and drilling programs on a number of early to advanced stage greenfield exploration projects during 2018. Highlights included:

Diakha-Siribaya, Mali

During 2018, the Company completed approximately 14,600 metres of delineation drilling on the Diakha deposit to support an updated mineral resource estimate for the Diakha-Siribaya Gold Project in Mali. Subsequent to the reporting period, the Company announced an updated mineral resource estimate. Effective December 31, 2018, total mineral resources, on a 100% basis, comprised indicated resources of 18.0 million tonnes grading 1.3 g/t Au for 744,000 ounces, and inferred resources of 23.2 million tonnes grading 1.6 g/t Au for 1.2 million ounces (see news release dated January 30, 2019).

A drilling program totaling approximately 10,000 metres is planned in 2019 to continue to test for resource expansions at the Diakha deposit as well as test other identified exploration targets.

Pitangui, Brazil

Effective December 31, 2018, reported mineral resources at the São Sebastião deposit comprised inferred resources of 5.4 million tonnes grading 4.7 g/t Au for 819,000 ounces (see news release dated February 19, 2019).

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018

During 2018, approximately 17,600 metres of diamond drilling was completed to evaluate potential resource extensions of the São Sebastião deposit and to test priority exploration targets on the property for additional zones of mineralization. The results will be incorporated into an updated resource model and used to guide future exploration.

An exploration drilling program totaling approximately 12,000 metres is planned in 2019 to continue to test remaining exploration targets on the property.

Monster Lake Joint Venture, Canada

The Monster Lake Project, located 50 kilometres southwest of Chibougamau, Quebec, is held under an earn-in option to joint venture agreement with TomaGold Corporation. The Company holds an undivided 50% interest in the property, and holds an option to earn a further 25% undivided interest, for a total 75% undivided interest in the Project.

Effective December 31,2018, reported mineral resources for the Monster Lake Project, on a 100% basis, comprised 1.1 million tonnes of inferred resources grading 12.14 g/t Au for 433,300 ounces, assuming an underground mining scenario (see news releases dated March 28, 2018 and February 19, 2019). A supporting NI 43-101 Technical Report was filed on SEDAR on May 10, 2018.

Subsequent to the completion of the resource estimate, the Company reported assay results from approximately 8,300 metres of diamond drilling completed in 2018. Highlights included: 3.8 metres grading 23.96 g/t Au; 3.8 metres grading 39.24 g/t Au; 2.6 metres grading 72.17 g/t Au and 5.3 metres grading 40.94 g/t Au (see news release dated June 14, 2018). The drilling results will be incorporated into the resource model and used to guide further drilling programs in the deposit area.

In 2019, approximately 6,000 metres of drilling is planned to evaluate selected target areas with potential to host additional zones of mineralization.

Nelligan Joint Venture, Canada

The Nelligan Project, located approximately 15 kilometres south of the Monster Lake Project in the Chapais - Chibougamau area in Quebec, is held under an earn-in option to joint venture agreement with Vanstar Mining Resources Inc. (“Vanstar”). The Company currently holds an initial 51% interest in the property, and holds an option to earn a further 29% undivided interest, for a total 80% undivided interest in the Project (see Vanstar news release dated February 27, 2018).

During 2018, the Company completed approximately 13,400 metres of diamond drilling to evaluate the resource potential in the area of a newly discovered, large mineralized system referred to as the Renard Zone. The drilling program intersected wide zones of alteration and associated mineralization. Assay results reported from the 2018 program included the following highlights: 1.81 g/t Au over 56.6 metres, including 2.66 g/t Au over 30.8 metres; 3.31 g/t Au over 82.6 metres; 3.59 g/t Au over 42.1 metres and 5.69 g/t Au over 27.8 metres (see news releases dated September 11 and November 15, 2018, and January 10, 2019).

In 2019, an initial diamond drilling program totaling approximately 12,000 to 15,000 metres is planned to infill and further test continuity of mineralization associated with the Renard Zone. The drilling results, coupled with ongoing geological, geochemical and structural studies, will be integrated to support the development and refinement of a deposit model with the objective of completing an initial NI 43-101 compliant resource estimate in 2019.

Rouyn - Yorbeau Joint Venture, Canada

In the fourth quarter 2018, the Company entered into an option purchase agreement with Yorbeau Resources Inc. (“Yorbeau”) for the Rouyn Gold Project, located near the city of Rouyn-Noranda in Quebec. Under the terms of the purchase agreement, the Company can acquire a 100% interest in the Project by making scheduled cash payments totaling C$4 million and completing exploration expenditures totaling C$9 million over a four year period. By the end of the expenditure period, the Company must complete a NI 43-101 compliant resource estimate, after which the Company, at its election, can purchase a 100% interest in the Project, subject to a 2% net smelter return, by paying Yorbeau the lesser of C$15 per resource ounce or C$30 million.

In 2019, an initial diamond drilling program totaling approximately 15,000 metres is planned.

Eastern Borosi Joint Venture, Nicaragua

The 176-square-kilometre Eastern Borosi Project is located in the Golden Triangle of Northeast Nicaragua and is held under an earn-in option to joint venture agreement with Calibre Mining Corporation (“Calibre”). The Company currently holds an initial 51% interest in the Project and has exercised its right to enter the second option to earn up to a 70% interest in the Project.

Effective December 31, 2018, reported mineral resources, on a 100% basis, included underground inferred resources totaling 3.2 million tonnes grading 6.03 g/t Au and 104 g/t Ag for 624,000 ounces of contained gold and 10,758,500 ounces of contained silver, respectively; and open pit inferred resources totaling 1.2 million tonnes grading 1.98 g/t Au and 16 g/t Ag, for 76,500 ounces of contained gold and 601,000 ounces of contained silver, respectively (see news releases dated April 3, 2018 and February 19, 2019). A supporting NI 43-101 Technical Report was filed on SEDAR on May 14, 2018.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018

During 2018, the Joint Venture completed approximately 10,900 metres of diamond drilling to continue to test selected vein structures for extensions to mineralization. Reported highlights include: 5.75 g/t Au and 34.3 g/t Ag over 15.9 metres, including 17.78 g/t Au and 32.5 g/t Ag over 4.65 metres, and 6.78 g/t Au and 5.3 g/t Ag over 8.7 metres, including 13.2 g/t Au and 9.5 g/t Ag over 4.4 metres from the La Luna vein structure; 10.9 g/t Au and 859 g/t Ag over 8.0 metres, including 54.7 g/t Au and 3,957 g/t Ag over 1.6 metres from the San Cristobal vein structure (see Calibre news releases dated July 12, September 5, December 5, and December 18, 2018).

In 2019, approximately 6,000 metres of diamond drilling is planned to continue testing selected vein systems.

OTHER

Loma Larga (formerly Quimsacocha), Ecuador
The Company, through its 35.6% equity ownership interest in INV Metals Inc. ("INV Metals”), has an indirect interest in the Loma Larga gold, silver and copper project in southern Ecuador. During the fourth quarter 2018, INV Metals announced the results of a feasibility study supporting the proposed development of an underground mine with an anticipated average annual production of 227,000 gold equivalent ounces over a 12-year mine life with an after-tax internal rate of return of 24.7%, payback period of 2.6 years and an after-tax net present value of $356 million (see INV Metals' news release dated November 29, 2018).

In 2019, INV Metals plans to review project optimizations, continue stakeholder engagement, advance project environmental permitting and undertake financing discussions.

QUARTERLY FINANCIAL REVIEW

	2018					2017
($ millions, except where noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$274.3	$244.8	$277.4	$314.5	$291.1	$268.8	$274.5	$260.5
Net earnings (loss)[1]	$(32.6)	$(9.0)	$(24.2)	$46.1	$(16.9)	$32.6	$511.6	$(16.8)
Net earnings (loss) attributable to equity holders of IAMGOLD	$(34.8)	$(9.5)	$(26.2)	$42.3	$(17.7)	$30.8	$506.5	$(18.0)
Basic earnings (loss) attributable to equity holders of IAMGOLD ($/share)	$(0.07)	$(0.02)	$(0.06)	$0.09	$(0.04)	$0.07	$1.09	$(0.04)
Diluted earnings (loss) attributable to equity holders of IAMGOLD ($/share)	$(0.07)	$(0.02)	$(0.06)	$0.09	$(0.04)	$0.07	$1.08	$(0.04)

1

In the second quarter 2017, Net earnings included after-tax reversals of impairment charges totaling $479.9 million related to the Côté Gold Project and the Rosebel mine of $400.0 million and $79.9 million, respectively, and a gain on sale of a 30% interest in the Côté Gold Project of $19.2 million.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2018, the Company had $734.1 million in cash, cash equivalents and short-term investments primarily in money market funds.

On November 26, 2018, the Company received a $95 million final cash payment from Sumitomo Metal Mining Co., Ltd, in conjunction with the release of the NI 43-101, pursuant to the sale of a 30% interest in the Côté Gold Project in the second quarter 2017.

As at December 31, 2018, the Company had $23.9 million of restricted cash to guarantee the environmental indemnities related to the Essakane mine.

As at December 31, 2018, the Company had C$182.5 million ($133.7 million) of uncollateralized surety bonds to guarantee the environmental indemnities related to the Doyon division and the Côté Gold Project, up C$55.3 million ($32.2 million) compared to December 31, 2017. The increase was primarily due to higher collateral requirements in the second quarter pursuant to a new closure plan for the Westwood mine approved by the Government of Quebec in the first quarter 2018 and collateral requirements pursuant to a new closure plan for the Côté Gold Project approved by the Government of Ontario in the fourth quarter 2018.

As at December 31, 2018, the Company had short-term investments primarily in money market funds of $119.0 million.

Working capital as of December 31, 2018, was $859.7 million, down $70.2 million compared to December 31, 2017. The decrease was due to lower current assets ($74.1 million), partially offset by lower current liabilities ($3.9 million).

Current assets as of December 31, 2018 were $1,086.9 million, down $74.1 million compared to December 31, 2017. The decrease was primarily due to a decrease in consideration receivable ($93.8 million), cash and cash equivalents ($49.0 million) and short-term investments ($8.2 million), partially offset by an increase in inventories ($74.7 million).

Current liabilities as of December 31, 2018 were $227.2 million, down $3.9 million compared to December 31, 2017. The decrease was due to lower provisions ($8.1 million) and accounts payable and accrued liabilities ($0.2 million), partially offset by higher income taxes payable ($0.5 million) and other liabilities ($3.9 million).

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018

Working Capital	December 31, 2018	December 31, 2017
Working capital[1] ($ millions)	$859.7	$929.9
Current working capital ratio[2]	4.8	5.0

1	Working capital is defined as current assets less current liabilities.
2	Current working capital ratio is defined as current assets divided by current liabilities.

On March 16, 2017, the Company issued at face value $400 million of Notes due in 2025 with an interest rate of 7% per annum. The Notes are denominated in U.S. dollars and mature on April 15, 2025. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on October 15, 2017. The Notes are guaranteed by some of the Company's subsidiaries.

The Company incurred transaction costs of $6.4 million which have been capitalized and offset against the carrying amount of the Notes within Long-term debt in the Consolidated balance sheet and are being amortized using the effective interest rate method.

On November 15, 2018, the Company amended its $250 million credit facility. These amendments included, amongst other things, increasing the credit facility to $500 million, extending the maturity to January 31, 2023, an option to increase commitments by $100 million, the ability to enter into leases of up to $250 million, the ability to enter into gold prepaid transaction(s) of no more than 225,000 ounces, and changes to the financial covenants including the elimination of the Minimum Tangible Net Worth covenant. The Company was in compliance with its credit facility covenants as at December 31, 2018.

As at December 31, 2018, the Company had letters of credit in the amount of $0.4 million issued under the credit facility, to guarantee certain environmental indemnities.

Subsequent to year end, the Company entered into a forward gold sale arrangement ("Arrangement") with a syndicate of banks to receive a cash prepayment of $170 million in December 2019 in exchange for delivering 150,000 ounces of gold in 2022 to provide additional financial flexibility as it executes its growth strategy. The cost of the Arrangement is 5.38% per annum.

CONTRACTUAL OBLIGATIONS

Contractual obligations as at December 31, 2018 were $754.9 million, primarily comprising contractual cash flows on long-term debt, purchase obligations, capital expenditure obligations and finance and operating leases. Management believes these obligations will be met through available cash resources and net cash from operating activities.

	Payments due by period
		Less than
At December 31, 2018	Total	1 Year	2-3 Years	3-5 years	Thereafter
Long-term debt	$582.0	$28.0	$56.0	$56.0	$442.0
Purchase obligations	110.2	107.2	2.0	0.8	0.2
Capital expenditures obligations	36.6	31.8	2.3	2.3	0.2
Finance leases	9.8	2.4	4.9	2.5	—
Operating leases	16.3	6.5	8.2	0.6	1.0
Total contractual obligations	754.9	175.9	73.4	62.2	443.4
Asset retirement obligations	314.2	7.8	13.3	18.3	274.9
	$1,069.1	$183.7	$86.7	$80.5	$718.3

The Company also uses derivative contracts to hedge for risk management purposes. Details of these contracts are included in the Market Risk section below - Summary of Hedge Portfolio.

MARKET RISK

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates and that this in turn affects the Company’s financial condition. The Company mitigates market risk by establishing and monitoring parameters which limit the types of hedging structures that can be executed. The Company also establishes trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.

CURRENCY EXCHANGE RATE RISK

The Company’s functional currency is the U.S. dollar which creates currency exchange risk exposure primarily associated with its expenditures denominated in Canadian dollars and euros. To manage this risk, the Company uses various hedging strategies, including the use of deposits in Canadian dollars and euros to create a natural off-set to the exposure, and derivative contracts such as forwards or options. Option contracts can be combined through the use of put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices. If, on the expiry dates:

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018

•

the spot price of the currency is within the strike price range of these executed collar contracts, the options would not be exercised and the Company would purchase the required amount of the currency at the prevailing market price;

•

the spot price of the currency is above the call strike price of the options purchased, the Company would exercise the call option contracts and purchase the required amount of the currency at prices more favourable than the prevailing market price;

•

the spot price of the currency is below the put strike price of the options sold, the Company would be obligated to settle the put option contracts and purchase the required amount of the currency at prices less favourable than the prevailing market price.

OIL CONTRACTS AND FUEL MARKET PRICE RISK

Brent and West Texas Intermediate (“WTI”) are components of diesel and fuel oil which are among the key inputs impacting the Company’s costs. To manage the risk associated with the fluctuation in the costs of these commodities, the Company uses various hedging strategies, such as the use of call option contracts. Option contracts can also be combined through the use of put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices. If, on the expiry dates:

•	the average oil spot price for the month is within the strike price range of these executed collar contracts, the options would not be exercised;
•

the average oil spot price for the month is above the call strike price of the options purchased, the Company would exercise the call option contracts at prices more favourable than the prevailing market price;

•

the average oil spot price for the month is below the put strike price of the options sold, the Company would be obligated to settle the put option contracts at prices less favourable than the prevailing market price.

SUMMARY OF HEDGE PORTFOLIO

At December 31, 2018, the Company’s hedge portfolio, which included cash held as natural hedges and derivative contracts, was as follows:

	2019	2020	2021	2022	2023
Foreign Currency
Canadian dollars[1] (millions of C$)	60	-
Canadian dollar contracts (millions of C$)	282	186
Rate range[2] ($/C$)	1.25 - 1.39	1.30 - 1.36
Hedge ratio	75%	50%
Euros[3] (millions of €)	100	-
Euro contracts (millions of €)	96	-
Rate range[4] (€/$)	1.13 - 1.20	-
Hedge ratio	75%	-
Commodities[5]
Brent oil contracts (barrels)[6]	654	573	588	420	-
Contract price range ($/barrel of crude oil)	44 - 65	50 - 65	54 - 65	53 - 65	-
Hedge ratio	90%	75%	75%	50%	-
WTI oil contracts (barrels)[6]	498	489	456	348	348
Contract price range ($/barrel of crude oil)	40 - 60	43 - 60	46 - 62	45 - 62	47 - 60
Hedge ratio	90%	75%	75%	49%	49%

1	During the first quarter 2018, the Company purchased C$60 million in cash at a rate of 1.3090 to be used for 2019 expenditures related to Canadian mining operations and projects.
2

The Company executed Canadian dollar collar options, which consist of Canadian dollar call and put options. The strike prices for the call options are C$1.25 and C$1.30. The strike prices for the put options are C$1.39 and C$1.36. The Company will recognize a gain from the difference between a lower market price and the Canadian dollar call strike price. The Company will incur a loss from the difference between a higher market price and the Canadian dollar put strike price.

3

During the second quarter 2018, the Company purchased €100 million in cash at a rate of 1.1960 to be used for 2019 expenditures, all related to West African mining operations and projects. The cash was held in short-term investments at December 31, 2018.

4

The Company executed euro collar options, which consist of euro put and call options. The strike price for the put options is €1.13. The strike price for the call options is €1.20. The Company will incur a loss from the difference between a lower market price and the euro put strike price. The Company will recognize a gain from the difference between a higher market price and the euro call strike price.

5

The Company executed Brent and WTI collar options, which consist of Brent and WTI put and call options with strike prices within the given range in 2019 through 2023. The Company will incur a loss from the difference between a lower market price and the put strike price. The Company will recognize a gain from the difference between a higher market price and the call strike price.

6	Quantities of barrels are in thousands.

SHAREHOLDERS’ EQUITY

Number issued and outstanding (millions)	December 31, 2018	February 19, 2019
Common shares	466.8	467.9
Share options	7.1	7.1

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018

CASH FLOW

	Three months ended		Years ended
	December 31,		December 31,
($ millions)	2018	2017	2018	2017
Net cash from (used in) per consolidated financial statements:
Operating activities	$23.1	$65.2	$191.1	$295.3
Investing activities	2.4	19.7	(224.9)	(177.4)
Financing activities	(3.2)	(4.5)	(10.5)	(117.2)
Effects of exchange rate fluctuation on cash and cash equivalents	(3.1)	0.1	(4.7)	11.4
Increase (decrease) in cash and cash equivalents	19.2	80.5	(49.0)	12.1
Cash and cash equivalents, beginning of the period	595.9	583.6	664.1	652.0
Cash and cash equivalents, end of the period	$615.1	$664.1	$615.1	$664.1

OPERATING ACTIVITIES

Net cash from operating activities for 2018 was $191.1 million, down $104.2 million from the prior year. The decrease was primarily due to changes in movements in non-cash working capital items and non-current ore stockpiles ($98.6 million) and lower earnings after non-cash adjustments ($26.3 million), partially offset by lower income taxes paid ($11.1 million) and higher net settlement of derivatives ($9.5 million). The change in movements in non-cash working capital items and non-current ore stockpiles ($98.6 million) was primarily due to higher mine supplies ($45.5 million), build up of accounts payable and accrued liabilities in the prior year ($22.0 million), higher stockpiling of low grade ore ($17.6 million) and increased value added tax recoverable at Essakane ($9.5 million). The increase in mine supplies at Rosebel and Essakane resulted from initiatives to optimize inventory levels, increase equipment availability and lower maintenance costs, including a strategic decision to re-manufacture parts in-house as opposed to outsourcing. The benefit of these mine supplies initiatives are at the early stages of being realized. Ore stockpiles were higher as a result of planned increases in ore production at Rosebel and Essakane, and a build up of heap leach ore stockpiles at Essakane.

INVESTING ACTIVITIES

Net cash used in investing activities for 2018 was $224.9 million, up $47.5 million from the prior year. The increase was primarily due to a decrease in restricted cash ($87.0 million), higher spending on property, plant and equipment ($60.2 million) and exploration and evaluation assets ($29.1 million), partially offset by a disposal of short-term investments in 2018 ($4.8 million) compared to a purchase of short-term investments in the prior year ($127.2 million).

FINANCING ACTIVITIES

Net cash used in financing activities for 2018 was $10.5 million, down $106.7 million from the prior year. The decrease was primarily due to the redemption of the 6.75% Senior Notes in the prior year ($505.6 million) and lower interest paid ($8.3 million), partially offset by net proceeds from issuance of 7% Senior Notes ($393.6 million) and issuance of flow-through shares ($15.1 million) in the prior year.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as at December 31, 2018 under the supervision of the Company’s Disclosure Committee and with the participation of management. Based on the results of that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2018 providing reasonable assurance that the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of consolidated financial statements in compliance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;
•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS as issued by the IASB;
•	ensure the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and
•	provide reasonable assurance regarding prevention or timely detection of unauthorized transactions that could have a material effect on the consolidated financial statements.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018

An evaluation of the effectiveness of the Company’s internal control over financial reporting, including an evaluation of material changes that may have materially affected or are reasonably likely to have materially affected the internal controls over financial reporting based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, was conducted as of December 31, 2018 by the Company’s management, including the Chief Executive Officer and Chief Financial Officer. Based on this evaluation, management, including the CEO and the CFO, has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2018.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chief Executive Officer and Chief Financial Officer believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

CRITICAL JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The critical judgments, estimates and assumptions applied in the preparation of the Company's consolidated financial statements are reflected in note 4 of the Company's audited annual consolidated financial statements for the year ended December 31, 2018.

Qualified Person and Technical information

The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Craig MacDougall, P.Geo., Senior Vice President, Exploration, IAMGOLD. Mr. MacDougall is a Qualified Person as defined by NI 43-101.

Data verification involves data input and review by senior project geologists at site, scheduled weekly and monthly reporting to senior exploration management and the completion of project site visits by senior exploration management to review the status of ongoing project activities and data underlying reported results. All drilling results for exploration projects or supporting resource and reserve estimates referenced in this MD&A have been previously reported in news release disclosures either by the Company or the project operator as the case may be (see referenced news releases), and have been prepared in accordance with NI 43-101 Standards of Disclosure for Mineral Projects. The sampling and assay data from drilling programs are monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the project geologists and sawn in half with a diamond saw at the project site. Half of the core is typically retained at the site for reference purposes. Generally, sample intervals are 1.0 to 1.5 metres in length and reverse circulation holes are sampled at 1.0 metre intervals at the drill rig. Samples are prepared and analyzed at site for the Company's producing mines and at accredited regional laboratories for the Company's exploration projects, using analysis techniques such as standard fire assay with a 50 gram charge; fire assay with gravimetric finish, or LeachWELL rapid cyanide leach with fire assay with a 50 gram charge.

NOTES TO INVESTORS REGARDING THE USE OF RESOURCES

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This report uses the terms "measured resources" and "indicated resources". The Company advises investors that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (“the SEC”) does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This report also uses the term "inferred resources". The Company advises investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018

Scientific and Technical Disclosure

IAMGOLD is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. IAMGOLD uses certain terms in this report, such as "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F. Investors can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

The Canadian Securities Administrators' NI 43-101 requires mining companies to disclose reserves and resources using the subcategories of "proven" reserves, "probable" reserves, "measured" resources, "indicated" resources and "inferred" resources. Mineral resources that are not mineral reserves do not demonstrate economic viability.

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study.

A mineral resource is a concentration or occurrence of natural, solid, inorganic material, or natural, solid fossilized organic material including base and precious metals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

A pre-feasibility study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations and the evaluation of any other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

Gold Technical Information and Qualified Person/Quality Control Notes

The mineral resource estimates contained in this MD&A have been prepared in accordance with NI 43-101 Standards of Disclosure for Mineral Projects and Joint Ore Reserves Committee. The “Qualified Person” responsible for the supervision of the preparation and review of all resource and reserve estimates for IAMGOLD is Lise Chénard, Eng., Director, Mining Geology.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018

She is a “Qualified Person” for the purposes of NI 43-101 with respect to the mineralization being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Person. The Qualified person has verified the data disclosed, and data underlying the information or opinions contained herein.

ADOPTION OF NEW ACCOUNTING STANDARDS AND NEW ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

For a discussion of new accounting standards adopted and new accounting standards issued but not yet effective that may impact the Company, refer to notes 3 and 5, respectively, of the Company’s audited annual consolidated financial statements as at December 31, 2018.

RISKS AND UNCERTAINTIES

The Company is subject to various business, financial and operational risks which could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement on Forward-Looking Information found in this document.

IAMGOLD’s vision challenges it to generate superior value for its stakeholders through accountable mining. The Company’s business activities expose it to significant risks due to the nature of mining, exploration and development activities. The ability to manage these risks is a key component of the Company’s business strategy and is supported by a risk management culture and an effective enterprise risk management (“ERM”) approach.

These practices ensure management is forward looking in its assessment of risks. Identification of key risks occurs in the course of business activities, while pursuing business approved strategies and as part of the execution of risk oversight responsibilities at the Management and Board of Directors level.

The Company’s view of risks is not static. An important component of its ERM approach is to ensure key risks which are evolving or emerging are appropriately identified, managed, and incorporated into existing ERM assessment, measurement, monitoring and reporting processes.

The Company is subject to various risks, known and unknown, arising from factors within or outside of its control. For a comprehensive discussion of these risks, refer to the Company’s latest AIF, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The AIF, which is filed and viewable on www.sedar.com and www.sec.gov/edgar.html, is available upon request from the Company, and is incorporated by reference into this MD&A.

NON-GAAP[1] PERFORMANCE MEASURES

The Company uses certain non-GAAP financial performance measures in its MD&A, which are described in the following section.

GOLD MARGIN

The Company’s MD&A refers to gold margin per ounce, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its gold mines. The information allows management to assess how well the gold mines are performing, relative to the plan and to prior periods, as well as assess the overall effectiveness and efficiency of gold operations.

In periods of volatile gold prices, profitability changes with altering cut-off gold grades. Such a decision to alter the cut-off gold grade will typically result in a change to total cash costs per ounce, but it is equally important to recognize gold margins also change at a similar rate. While mining lower-grade ore results in less gold being processed in any given period, over the long-run it allows the Company to optimize the production of profitable gold, thereby maximizing the Company’s total financial returns over the life of the mine to maximize the total value of the asset going forward. At the same time, the site operating teams seek to achieve the best performance in terms of cost per tonne mined, cost per tonne processed and overheads.

Gold margin per ounce does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

______________________________
1 GAAP - Generally accepted accounting principles.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018

	Three months ended		Years ended
	December 31,		December 31,
($/oz of gold)	2018	2017	2018	2017
Average realized gold price[1]	$1,233	$1,277	$1,270	$1,261
Total cash costs[2,3]	797	751	793	755
Gold margin	$436	$526	$477	$506

1	Refer to below for calculation.
2	Refer to page 32 for calculation.
3	Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

AVERAGE REALIZED GOLD PRICE PER OUNCE SOLD

Average realized gold price per ounce sold is intended to enable management to understand the average realized price of gold sold in each reporting period after removing the impact of non-gold revenues and by-product credits.

Average realized gold price per ounce sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of average realized gold price per ounce sold to revenues as per the consolidated financial statements.

	Three months ended		Years ended
	December 31,		December 31,
($ millions, except where noted)	2018	2017	2018	2017
Revenues	$274.3	$291.1	$1,111.0	$1,094.9
Royalty revenues	(0.1)	(0.1)	(0.4)	(0.4)
By-product credit and other revenues	(1.0)	(1.4)	(3.7)	(5.1)
Revenues - owner-operator	$273.2	$289.6	$1,106.9	$1,089.4
Sales - owner-operator (000s oz)	222	227	872	864
Average realized gold price per ounce[1] - owner-operator ($/oz)	$1,233	$1,277	$1,270	$1,261
Revenues - Joint Ventures	$17.6	$23.4	$76.5	$82.0
Sales - Joint Ventures (000s oz)	14	18	60	65
Average realized gold price per ounce[1] - Joint Ventures ($/oz)	$1,235	$1,276	$1,270	$1,259
Average realized gold price per ounce[1,2] ($/oz)	$1,233	$1,277	$1,270	$1,261

1	Average realized gold price per ounce sold may not calculate based on amounts presented in this table due to rounding.
2	Average realized gold price per ounce sold, consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

NET CASH FROM OPERATING ACTIVITIES BEFORE CHANGES IN WORKING CAPITAL

The Company makes reference to a non-GAAP performance measure for net cash from operating activities before changes in working capital. Working capital can be volatile due to numerous factors, including a build-up or reduction of inventories. Management believes by excluding these items, this non-GAAP measure provides investors with the ability to better evaluate the cash flow performance of the Company.

Net cash from operating activities before changes in working capital does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of net cash from operating activities before changes in working capital to net cash from operating activities.

	Three months ended		Years ended
	December 31,		December 31,
($ millions, except where noted)	2018	2017	2018	2017
Net cash from operating activities	$23.1	$65.2	$191.1	$295.3
Adjusting items from non-cash working capital items and non-current ore stockpiles
Receivables and other current assets	10.3	11.9	11.9	1.8
Inventories and non-current ore stockpiles	27.6	0.7	87.8	21.3
Accounts payable and accrued liabilities	(5.3)	(9.6)	(2.4)	(24.4)
Net cash from operating activities before changes in working capital	$55.7	$68.2	$288.4	$294.0

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018

ADJUSTED NET EARNINGS (LOSS) ATTRIBUTABLE TO EQUITY HOLDERS

Adjusted net earnings (loss) attributable to equity holders of IAMGOLD and adjusted net earnings (loss) attributable to equity holders of IAMGOLD per share are non-GAAP performance measures. Management believes these measures better reflect the Company’s performance for the current period and are better indications of its expected performance in future periods. These measures are used internally by the Company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the Company believes these measures are useful to investors in assessing the Company’s underlying performance. These measures are intended to provide additional information, but are unlikely to be comparable to similar measures presented by other issuers. These measures do not have any standardized meaning prescribed by IFRS, are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adjusted net earnings (loss) attributable to equity holders of IAMGOLD represents net earnings (loss) attributable to equity holders excluding certain impacts, net of taxes, such as loss on redemption of 6.75% Senior Notes, changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives and warrants, reversal of impairment charges, write-down of assets, and foreign exchange (gain) loss. These measures are not necessarily indicative of net earnings (loss) or cash flows as determined under IFRS.

The following table provides a reconciliation of earnings (loss) before income taxes and non-controlling interests as per the Consolidated statements of earnings, to adjusted net earnings (loss) attributable to equity holders of IAMGOLD.

	Three months ended		Years ended
	December 31,		December 31,
($ millions, except where noted)	2018	2017	2018	2017
Earnings (loss) before income taxes and non-controlling interests	$(14.3)	$13.4	$18.3	$608.1
Adjusting items:
Write-down of loan receivable	—	—	10.9	—
Adjustment to depreciation and write-down of assets	1.6	0.8	17.9	6.4
Retrenchment expense at Joint Venture	—	—	2.4	—
Reversal of impairment charges	—	—	—	(524.1)
Gain on sale of a 30% interest in the Côté Gold Project	—	—	—	(19.2)
Loss on redemption of 6.75% Senior Notes	—	—	—	20.2
Changes in estimates of asset retirement obligations at closed sites	8.8	8.4	7.3	7.5
Unrealized (gain) loss on non-hedge derivatives and warrants	0.9	2.3	9.1	(3.1)
Foreign exchange (gain) loss	4.1	1.5	13.6	(7.3)
Normalization of Costs at Westwood	—	—	—	0.7
Other	—	—	—	4.1
	15.4	13.0	61.2	(514.8)
Adjusted earnings before income taxes and non-controlling interests	1.1	26.4	79.5	93.3
Income taxes	(18.3)	(30.3)	(38.0)	(97.6)
Tax on foreign exchange translation of deferred income tax balances[1]	3.1	—	(1.0)	—
Tax impact of adjusting items	0.2	(9.1)	(2.2)	42.5
Non-controlling interests	(2.2)	(0.8)	(8.5)	(8.9)
Adjusted net earnings (loss) attributable to equity holders of IAMGOLD	$(16.1)	$(13.8)	$29.8	$29.3
Adjusted net earnings (loss) attributable to equity holders ($/share)	$(0.03)	$(0.03)	$0.06	$0.06
Basic weighted average number of common shares outstanding (millions)	466.6	465.2	466.5	463.0

1	Adjustment added for periods beginning the first quarter 2018.

After adjusting reported net earnings (loss) for those items not considered representative of the Company's core business or indicative of future operations, the Company had adjusted net earnings attributable to equity holders of IAMGOLD in 2018 of $29.8 million and an adjusted net loss in the fourth quarter 2018 of $16.1 million.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018

TOTAL CASH COSTS PER OUNCE PRODUCED

The Company’s MD&A refers to total cash costs per ounce produced, a non-GAAP performance measure, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess their overall effectiveness and efficiency.

Total cash costs are calculated in accordance with a standard developed by the Gold Institute, which was a worldwide association of gold and gold product suppliers, including leading North American gold producers. Although the Gold Institute ceased operations in 2002, the standard is still an accepted measure of reporting cash costs of gold production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties, production taxes, and realized derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. These costs are then divided by the Company’s attributable ounces of gold produced by mine sites in commercial production to arrive at the total cash costs per ounce produced.

The measure, along with revenues, is considered to be one of the key indicators of a company’s ability to generate operating earnings and cash flow from its mining operations. Total cash costs does not have any standardized meaning prescribed by IFRS, are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of total cash costs per ounce produced for gold mines to cost of sales, excluding depreciation expense as per the consolidated financial statements.

	Three months ended		Years ended
	December 31,		December 31,
($ millions, except where noted)	2018	2017	2018	2017
Cost of sales[1] , excluding depreciation expense	$186.1	$181.8	$708.7	$676.6
Adjust for:
By-product credit, excluded from cost of sales	(0.4)	(0.6)	(2.2)	(2.9)
Stock movement	4.1	(5.8)	7.5	3.6
Normalization of costs at Westwood	—	—	—	(0.7)
Other mining costs	(7.7)	(9.0)	(26.2)	(26.8)
Cost attributed to non-controlling interests[2]	(11.7)	(10.9)	(44.9)	(43.2)
	(15.7)	(26.3)	(65.8)	(70.0)
Total cash costs - owner-operator	$170.4	$155.5	$642.9	$606.6
Attributable gold production - owner-operator (000s oz)	216	210	821	816
Total cash costs[3] - owner-operator ($/oz)	$792	$739	$783	$743
Total cash costs - Joint Ventures	$13.1	$16.1	$55.9	$59.8
Attributable gold production - Joint Ventures (000s oz)	15	18	61	66
Total cash costs[3] - Joint Ventures ($/oz)	$858	$882	$914	$909
Total cash costs[4]	$183.5	$171.6	$698.8	$666.4
Total attributable gold production (000s oz)	231	228	882	882
Total cash costs[3,4] ($/oz)	$797	$751	$793	$755

1	As per note 38 of the Company’s annual consolidated financial statements.
2	Adjustments for the consolidation of Essakane (90%) and Rosebel (95%) to their attributable portion of cost of sales.
3	Total cash costs per ounce produced may not calculate based on amounts presented in this table due to rounding.
4	Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018

ALL-IN SUSTAINING COSTS PER OUNCE SOLD

The Company believes, although relevant, the current total cash costs measure commonly used in the gold industry does not capture the sustaining expenditures incurred in producing gold, therefore, may not present a complete picture of a company’s operating performance or its ability to generate free cash flow from its current operations. For these reasons, members of the World Gold Council (“WGC”) defined an all-in sustaining costs measure which better represents the costs associated with producing gold. The WGC is a non-profit association of the world's leading gold mining companies, established in 1987 to promote the use of gold.

The all-in sustaining costs (“AISC”) per ounce sold measure better meets the needs of analysts, investors and other stakeholders of the Company in assessing its operating performance and its ability to generate free cash flow. The definition of AISC, on an attributable basis, commences with cost of sales, excluding depreciation expense, and includes sustaining capital expenditures, sustaining exploration and evaluation expenses, environmental rehabilitation accretion and depreciation, by-product credits, and corporate general and administrative costs. Classified as sustaining capital are expenditures which are required to maintain existing operations, including capitalized stripping, underground mine development costs relating to producing areas, ongoing replacement of mine equipment and capital spares, tailings and other facilities, capitalized brownfield exploration costs and other capital expenditures.

This measure seeks to represent the cost of selling gold from current operations, and therefore does not include capital expenditures attributable to development projects or mine expansions, greenfield exploration expenses, income tax payments, working capital defined as current assets less current liabilities (except for inventory adjustments), items needed to normalize earnings, interest costs or dividend payments.

Consequently, this measure is not representative of all of the Company’s cash expenditures and is not indicative of the Company’s overall profitability. The calculation of AISC per ounce sold is based on the Company’s attributable interest in sales from its gold mines. The usage of an attributable interest presentation is a fairer and more accurate way to measure economic performance than using a consolidated basis. The Company reports the AISC per ounce sold measure on an attributable sales basis, compared with the Company’s current total cash costs presentation, which is on an attributable production basis.

The Company reports the measure with and without a deduction for by-product credits and reports the measure for its owner-operator mines (includes Essakane, Rosebel, Westwood), and in total (includes owner-operator mines and Joint Ventures). AISC does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

	Three months ended		Years ended
	December 31,		December 31,
($ millions, attributable, except where noted)	2018	2017	2018	2017
AISC - owner-operator
Cost of sales[1] , excluding depreciation expense	$174.1	$169.8	$661.8	$631.0
Sustaining capital expenditures[1]	48.9	42.0	158.4	129.0
By-product credit, excluded from cost of sales	(0.4)	(0.6)	(2.1)	(2.8)
Corporate general and administrative costs[2]	11.4	12.4	41.4	39.8
Environmental rehabilitation accretion and depreciation	1.8	2.4	7.7	10.3
Normalization of costs at Westwood	—	—	—	(0.7)
	$235.8	$226.0	$867.2	$806.6
AISC - Joint Ventures
Cost of sales for Joint Ventures, excluding depreciation expense	$12.1	$18.3	$55.0	$59.4
Adjustments to cost of sales[3] - Joint Ventures	0.1	2.1	0.4	7.2
	$12.2	$20.4	$55.4	$66.6
AISC[4]	$248.0	$246.4	$922.6	$873.2

Attributable gold sales - owner-operator (000s oz)	206	212	812	806
AISC - owner-operator[5] ($/oz)	$1,141	$1,068	$1,068	$1,001
AISC - owner-operator, excluding by-product credit[5] ($/oz)	$1,144	$1,070	$1,070	$1,005
Attributable gold sales (000s oz)	220	230	872	871
AISC[4,5] ($/oz)	$1,123	$1,071	$1,057	$1,003
AISC excluding by-product credit[4,5] ($/oz)	$1,125	$1,074	$1,060	$1,006

1

Includes Essakane and Rosebel at their attributable amounts of 90% and 95% respectively. Refer to note 38 of the annual consolidated financial statements for cost of sales of total gold mines excluding Joint Ventures, on a 100% basis, and refer to the capital expenditures table of the MD&A on page 12 for 2018 sustaining capital expenditures, on a 100% basis.

2	Corporate general and administrative costs exclude depreciation expense.
3	Adjustments to cost of sales consist primarily of sustaining capital expenditures, by-product credit and environmental rehabilitation and depreciation.
4	Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.
5	AISC per ounce sold may not calculate based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION
ANNUAL MANAGEMENT’S DISCUSSION AND ANALYSIS – DECEMBER 31, 2018